DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04008830

February 11, 2004

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue NW
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: The Dow Chemical Company
Incoming letter dated December 30, 2003

Dear Mr. Mueller:

This is in response to your letter dated December 30, 2003 concerning the shareholder proposal submitted to Dow by the Church of the Brethren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana and the Sisters of Mercy of the Americas. We also have received a letter on behalf of the proponents dated January 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

936498

Enclosures

cc: Sister Mary Eliza Martin, CSC
General Treasurer
Sisters of the Holy Cross
302 Bertrand Hall – Saint Mary's
Notre Dame, IN 46556-5000

Valerie Neinonen, O.S.U.
Consultant, Corporate Social Responsibility
Sisters of Mercy of the Americas
29000 Eleven Mile Road
Farmington, MI 48336-1405

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 30, 2003

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Securities Exchange Act of 1934 Rule 14a-8: Stockholder Proposal of the Church of the Brethren Benefit Trust; the Sisters of the Holy Cross of Notre Dame, Indiana; and the Sisters of Mercy of the Americas*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, The Dow Chemical Company (the "Company"), to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (collectively, the "2004 Proxy Materials") a stockholder proposal (the "Proposal") co-filed by the Church of the Brethren Benefit Trust, the Sisters of the Holy Cross of Notre Dame, Indiana and the Sisters of Mercy of the Americas (collectively, the "Proponents"). The Proposal requests the Company to prepare a report to stockholders describing new initiatives instituted by the management to address the specific health, environmental, and social concerns of survivors of the Bhopal tragedy. The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2004 Proxy Materials, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable on the following bases:

(i) pursuant to Rule 14a-8(i)(7), because the Proposal pertains to matters of ordinary business operations;

(ii) pursuant to Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and

(iii) alternatively, under Rule 14a-8(i)(3), because the Proposal contains false and misleading statements in violation of Rule 14a-9.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 19, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the Securities and Exchange Commission. In addition, while the Company does not agree with a number of the assertions and conclusions set forth in the Proposal, the Company has informed us that it intends to contact the Proponents and others to discuss these concerns directly.

BACKGROUND

The Proposal is entitled "Dow Chemical Resolution Regarding Bhopal" and states:

> Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2004, at reasonable cost and excluding confidential information, describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors [of the Bhopal tragedy].

The Bhopal incident resulted from a gas leak in 1984 at a facility that was owned and operated by Union Carbide India Limited ("UCIL"), a company that at the time was a 50.9% affiliate of Union Carbide Corporation ("UCC"). The Company acquired UCC in a stock transaction more than 16 years later, in February 2001. In order to understand the bases for our view that the Company may exclude the Proposal from its 2004 Proxy Materials, we have set forth below information regarding the comprehensive civil settlement reached in 1989 among UCIL, UCC, and the government of India on behalf of the victims regarding the Bhopal tragedy, the separate lawsuit against several parties that is currently pending in the Indian courts and that is referred to in the Proposal, the ongoing litigation regarding the Bhopal site in the Second Circuit Court of Appeals and the circumstances surrounding the Company's acquisition of UCC.

1. Indian Litigation

Sixteen years prior to the time when the Company acquired all of the stock of UCC, UCIL, formerly a 50.9% affiliate of UCC,[1] owned and operated a manufacturing facility in Bhopal, India (the "Bhopal Facility"). On December 3, 1984, toxic gas escaped from a storage tank at the Bhopal Facility. That gas entered the environment and, according to the Indian government, killed or injured several thousand people.

Immediately following the incident, UCC publicly accepted moral responsibility for the tragedy. UCC also worked closely with the Indian government, which pursuant to a law passed by the Indian Parliament and interpreted by the Supreme Court of India – the 1985 Bhopal Gas Leak Disaster Act – holds the "exclusive right" to represent and act on behalf of and in place of every Indian citizen with respect to claims arising out of the incident. Through this process and following hearings on the proposed settlement, the Supreme Court of India in 1989 directed UCC and UCIL to pay $470 million to the Indian government, which the government accepted on behalf of the victims in full settlement of "all claims, rights and liabilities related to and arising out of the Bhopal Gas disaster." The Supreme Court of India also directed that "all civil proceedings related to and arising out of the Bhopal gas disaster shall hereby stand transferred to this Court and shall stand concluded in terms of the settlement...." In 1991, that same court reaffirmed the validity of the civil settlement calling it "just, equitable and reasonable." Thus, both the Supreme Court of India and the Indian national government view the settlement as fully, fairly and finally resolving all of UCC's civil liabilities arising out of the incident. The Supreme Court of India further directed the Indian government to pay any additional amounts necessary to compensate the victims in the unlikely event the settlement funds were inadequate. In fact, the Company understands from public reports that over 500,000 individual claims have been paid to date from the fund (with less than 50 claims remaining to be reviewed), and it is reported that approximately $270 million is still available in the fund as a result of accrued interest over the years.

Subsequently, in 1994, UCC sold its interest in UCIL (later renamed Everready Industries India Ltd.) to MacLeod Russell (India) Ltd. of Calcutta, thereby divesting itself of all legal interest in the Bhopal Facility. More than $90 million from UCC, including its share of proceeds from the sale of UCIL, funded both the construction and operation of a new hospital in Bhopal for the express purpose of treating victims of the tragedy. In 1998, the state of Madhya Pradesh, which owns the Bhopal Facility site, terminated the lease and reclaimed the property "as is." The state government further stated that it would take responsibility for managing any further

---

[1] Indian financial institutions owned more than 20% of UCIL and the remaining shares were owned by approximately 24,000 investors.

environmental cleanup or remediation of the site. As a result of all these developments, UCC has no right of access to, no control over and no responsibility for the Bhopal Facility site.

2. Indian Criminal Litigation

In 1987, criminal charges stemming from the Bhopal incident were filed in the Indian court against UCC, UCIL, UCC's former chief executive officer, and certain officers and employees of UCIL. UCC and its former chief executive officer have not submitted to the jurisdiction of the criminal proceedings and, accordingly, are not proper parties to the proceeding. However, with respect to parties that are properly before the court, the Supreme Court of India ruled in 1996 that the charges should be reduced from culpable homicide to a lesser allegation. Specifically, those defendants are now charged with the violation of § 304A of the Indian Penal Code. That section states that "[w]hoever causes the death of any person by doing any rash or negligent act not amounting to culpable homicide, shall be punished with imprisonment of either description for a term which may extend to two years, or with fine, or with both." This case remains on-going.

3. New York Litigation

On November 15, 1999, plaintiffs filed a class action complaint in the United States District Court for the Southern District of New York against defendants UCC and its former chief executive officer, asserting claims under the Alien Tort Claims Act, 28 U.S.C. § 1350, for alleged human rights violations arising out of the Bhopal incident. *See Bano v. Union Carbide Corp.*, 2000 U.S. Dist. LEXIS 12326, 2000 WL 1225789 (S.D.N.Y. Aug. 28, 2000). Plaintiffs essentially argued that the settlement with the Indian government was inadequate. On January 4, 2000, plaintiffs amended their complaint to add claims under New York State common law for alleged environmental pollution in and around the Bhopal Facility, including negligence, public nuisance, private nuisance, strict liability, medical monitoring, trespass and equitable relief. Plaintiffs are requesting remediation for what they allege to be "[d]efendants' severe pollution of [the] land and drinking water, which has caused ... serious health problems." *Bano v. Union Carbide Corp.*, 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884, at *7 (S.D.N.Y. March 18, 2003).

In August 2000, the United States District Court for the Southern District of New York dismissed plaintiffs' claims in their entirety. Specifically, the court found that plaintiffs were barred by the 1989 settlement with the Indian government. Plaintiffs appealed the district court's ruling to the Second Circuit Court of Appeals. *See Bano v. Union Carbide*, 273 F.3d 120 (2d Cir. 2001). The Second Circuit found that the district court had properly dismissed the plaintiffs' claims under the Alien Tort Claims Act. However, the Second Circuit held that the district court had not adequately explained its basis for dismissing plaintiffs' common law claims relating to the alleged environmental pollution in and around the Bhopal Facility and remanded those claims back to the district court for further proceedings.

On remand the district court again heard arguments regarding plaintiffs' common law claims of pollution in and around the Bhopal Facility. *See Bano v. Union Carbide*, 2003 U.S. Dist. LEXIS 4097, 2003 WL 1344884 (S.D.N.Y. March 18, 2003). On March 18, 2003, the district court issued an opinion dismissing plaintiffs' environmental claims. The court explained that the claims should be dismissed as "untimely and directed at improper parties." The court further stated:

> Union Carbide has met its obligations to clean up the contamination in and near the Bhopal plant. Having sold their shares long ago and having no connection to or authority over the plant, they cannot be held responsible....

Id. at *27-28.

Plaintiffs have again appealed the lower court's decision to the Second Circuit. Oral argument on these claims was heard by that court in October 2003, and its decision is currently pending.

4. The Company's Acquisition of UCC

On February 6, 2001 – more than 16 years after the Bhopal gas release, 12 years after UCC's settlement and 6 years after UCC sold its interest in UCIL – the Company acquired the stock of UCC. As of that date, UCC became a wholly owned subsidiary of the Company. Pursuant to applicable corporate law in both the United States and in India, a company that purchases the stock of a corporation does not acquire the assets or liabilities of the target company. Thus, the Company did not acquire the assets or the liabilities of UCC; no Indian assets or liabilities, civil or criminal, were transferred to the Company as a result of the transaction. Indeed, UCC continues in existence today as a separate legal entity with its own headquarters, own assets, own liabilities, own officers, and its own board of directors.

ANALYSIS AND BASES FOR EXCLUSION

The Proposal asks the Company to "describ[e] new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors." In the context of the facts discussed above, the Company is not undertaking any new initiatives with respect to the concerns set forth in the Proposal, nor does it believe that it is properly in a position to do so. The Company believes that UCC has thoroughly and appropriately responded to the tragedy that occurred at the Bhopal site nineteen years ago. Moreover, the Company believes that UCC has fulfilled all of its obligations. Indeed, as the Honorable Judge Keenan of the United States District Court for the Southern District of New York, stated earlier this year,

"Union Carbide has met its obligations to clean up the contamination in and near the Bhopal plant. Having sold their shares long ago and having no connection to or authority over the plant, they cannot be held responsible...."

1. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Matters of Ordinary Business Operations.

A. The Proposal is the Subject of Current Litigation.

To the extent that the Proposal requests the Company, either directly or through any of its subsidiaries, to develop new initiatives or implies that the Company and/or any of its subsidiaries has any obligation to undertake new initiatives, the Proposal goes to the very essence of the lawsuit that is currently pending against the Company's subsidiary. Accordingly, we believe that the Company may exclude the Proposal from its 2004 Proxy Materials because the Proposal would adversely affect the management of litigation by requiring the Company to address a claim or defense that is the subject of litigation involving its subsidiary.

Every company's management has a basic responsibility to defend the company's interests against unwarranted litigation. That responsibility is at the core of the everyday business of a registrant. A stockholder request that interferes with this obligation is inappropriate, particularly when there is a pending lawsuit involving the company or one of its subsidiaries on the very issues that form the basis for a proposal. For that reason, the Staff has acknowledged that a stockholder proposal is properly excludable under the "ordinary course of business" exception contained in (i)(7). *See, e.g.,* Philip Morris Companies Inc. (avail. Feb. 4, 1997) (noting that although the Division "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," the company could exclude a "proposal [that] primarily addresses the litigation strategy of the Company, which is viewed as inherently the ordinary business of management to direct."); R.J. Reynolds Tobacco Holdings, Inc. (avail. Mar. 6, 2003) (proposal requesting the company to establish a committee of independent directors to determine the company's direct or indirect involvement in cigarette smuggling excludable under the "ordinary course" exception because it interfered with the litigation strategy of a civil lawsuit on similar matters); R.J. Reynolds Tobacco Holdings, Inc. (avail. Feb. 21, 2003) (proposal requesting company to find ways to inform customers about the actual risks of smoking certain kinds of cigarettes to correct common misperceptions about their safety excludable under the "ordinary course" exception because it interfered with the litigation strategy of class-action lawsuits on similar matters); Philip Morris Companies Inc. (avail. Feb. 22, 1999) (proposal requiring the company to stop using terms "light" and "ultralight" until stockholders can be assured that those terms reduce the risk of disease excludable for the same reasons).

UCC, a wholly owned subsidiary of the Company, is a named defendant in a class action lawsuit currently pending before the Second Circuit Court of Appeals. The claims at issue in that suit involve plaintiffs' allegations that the Bhopal Facility caused "severe pollution of their land and drinking water, which [in turn] has caused ... serious health problems."

Similarly, the Proposal requests the Company to "prepare a report to shareholders ... describing new initiatives instituted by the management to address the specific health, environmental, and social concerns of the [Bhopal] survivors." Thus, the Proposal asks the Company to effect an action that is precisely what the Company's subsidiary is arguing in the pending litigation that it has no obligation to do. Specifically, the Company's subsidiary has defended itself from plaintiffs' allegations in the class action suit by arguing that it is not legally responsible for any of the alleged environmental contamination surrounding the Bhopal Facility. Therefore, the Proposal squarely addresses matters that are the subject of pending litigation before the Second Circuit Court of Appeals. Although the Second Circuit has already heard oral argument on the remaining claims before it, the court's decision is currently pending, and its ruling may result in further proceedings or appeals.

In effect, the Proposal recommends that the Company facilitate the goals of the plaintiffs in the lawsuit at the same time that the Company's subsidiary is actively asserting that it has no ability or responsibility to effect those actions. If the Company were forced either to comply with the Proposal or to take a position with respect to the Proposal in the 2004 Proxy Materials, the Proposal would improperly interfere with the position of the Company's subsidiary in that litigation. Thus, the Proposal seeks to substitute the judgment of stockholders for that of the management of the Company on decisions involving litigation strategy by requiring the Company to take actions that are contrary to its subsidiary's legal defense in ongoing litigation. Accordingly, because the Proposal intrudes on ordinary business operations, we believe that the Proposal properly may be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(7) and request the Staff to concur in our conclusion.

B. The Proposal Advocates a Specific Charitable Giving Program.

We believe that the Company also may exclude the Proposal under Rule 14a-8(i)(7) because the Proposal requests that the Company contribute money for a specific charitable purpose. For the reasons discussed above, the Company has never had any legal liability or responsibility with respect to the health, environmental or social concerns of the Bhopal survivors, and its subsidiary, UCC, has no continuing legal liability or responsibility with respect to the health, environmental or social concerns of the Bhopal survivors. Therefore, any further actions initiated by either the Company or UCC would be charitable or philanthropic in nature.

The Staff has consistently concurred that proposals that have the goal of requiring companies to donate to specific types of charitable organizations may be excluded under Rule

14a-8(i)(7). Thus, for example, in SCEcorp (avail. Feb. 20, 1992), the Staff stated it would take no action if the company excluded a proposal requiring it to consider donating to charities that "work to improve fisheries and wildlife habitat and management for species which exist at or near and may be affected by company facilities and operations in the State of California," noting that this proposal was excludable under Rule 14a-8(i)(7) because it involved "the determination to commence contributions to a particular charity." *Id.* In Corning Incorporated (avail. Feb. 2, 2000), the Staff determined not to recommend enforcement action if the company relied on Rule 14a-8(i)(7) to exclude a proposal requesting that it refrain from contributing to particular types of organizations. *See also* Eli Lilly & Co. (avail. Dec. 26, 2002) (Staff concurred that a basis for exclusion existed under 14a-8(i)(7) with respect to a proposal that sought contributions to a particular charitable organization).

The Proposal does not seek to affect the level of the Company's corporate expenditures for charitable purposes, or even to address the extent of the Company's community and charitable programs in India generally. Instead, the Proponents seek to force disclosure of the Company's decisions regarding contributions for one particular group of beneficiaries. While the Proposal includes a supporting statement that attempts to develop a connection between any action the Company may take with respect to the particular giving program that it advocates and the Company's reputation, finances and business expansion in Asia and elsewhere, this does not distinguish the Proposal from other proposals addressing specific charitable activities, where proponents typically argue that donations to a particular charitable purpose (or ceasing donations for particular types of charities) will enhance a company's business and reputation. For example, in SCEcorp, the supporting statement asserted that by increasing donations to certain types of charities operating in California, the company could "enhance SCE's position of leadership in the environmental area." Likewise, in Schering-Plough Corp. (avail. Mar. 4, 2002) and American Home Products Corp. (avail. Mar. 4, 2002), proposals that requested each company to "study the impact of charitable contributions on the business of the company and its share value" were excludable because it was clear that the proposals were addressed to charitable giving to particular types of organizations. In fact, the Company has publicly stated that in India, as with other regions where it operates, it fulfills its role as a responsible corporate citizen by supporting certain humanitarian initiatives.[2] However, notwithstanding the Proposal's general references to a potential impact on the Company's business and reputation, the Proposal does not address a general charitable giving program and instead addresses a specific program, and therefore is excludable under Rule 14a-8(i)(7).

---

[2] See the concluding paragraphs in the Company's statement on Bhopal appearing at http://www.dow.com/environment/debate/d15.html, a copy of which is attached as Exhibit B to this letter.

2. The Proposal May Be Excluded under 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, this provision "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). Furthermore, a 1998 Release notes that this paragraph merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991). Consequently, a stockholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented."

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a stockholder proposal the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.,* Nordstrom Inc. (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also* The Gap, Inc. (avail. Mar. 8, 1996).

As noted above, neither the Company nor UCC, its subsidiary, is undertaking any new initiatives relating to any remaining health, environmental or social concerns of survivors of the Bhopal incident. Moreover, consistent with the federal district court ruling in March 2003, the Company believes that prior to its acquisition of UCC, UCC had already taken appropriate steps in that regard and, therefore, that neither UCC nor the Company retain any further obligation in relation to the concerns addressed in the Proposal. As described below, the Company has set forth its views on this matter in a statement posted on its website. Therefore, the Company has substantially implemented the Proposal, thereby rendering the Proposal moot.

As discussed above, the 1989 settlement agreement reached between UCC and the government of India encompassed "*all* claims, rights and liabilities related to and arising out of the Bhopal Gas disaster." (emphasis added). Moreover, according to the Supreme Court of India, the settlement is "just, equitable and reasonable." Further, UCC took additional steps that resulted in $90 million – including the entire proceeds of the sale of its interest in UCIL – being used to pay for the construction and operation of a hospital in Bhopal for the survivors. The Company believes that UCC acted responsibly and thoroughly in providing for those with claims related to the Bhopal tragedy. Now in 2003, the Company's view is that – through the actions of its subsidiary, UCC – all corporate responsibilities relating to the "specific health, environmental and social concerns of the survivors" have been addressed and, accordingly, that the Proposal has been substantially implemented in that regard.

In addition, the Company has published on its website a statement reporting on its position with respect to steps that have already been taken to address the Bhopal tragedy and its conclusion that there is no further responsibility with respect to the incident. A copy of that statement, which appears at http://www.dow.com/environment/debate/d15.html, is attached to this letter as Exhibit B. In addition, UCC maintains a website at http://www.bhopal.com setting forth details of the 1989 comprehensive civil settlement (http://www.bhopal.com/sna.htm) and the additional humanitarian aid and relief efforts that UCC has undertaken (http://www.bhopal.com/anr.htm). A copy of those reports are attached as Exhibit C to this letter. Because of the extensive actions that UCC has already accomplished and the legal status of the site described above – and consistent with the findings of the United States District Court for the Southern District of New York – neither the Company nor UCC has initiated nor plans to initiate any further actions to address health, environmental or social concerns at Bhopal. Therefore, we believe that the Company already has implemented the Proposal within the meaning of Rule 14a-8(i)(10).

This is consistent with past no-action letters where the Staff has concurred that a proposal can be excluded as having been substantially implemented as a result of past events. *See, e.g.*, Exxon Mobil Corporation (avail. Jan. 24, 2001) (proposal that board conduct a review of a project and report on its results substantially implemented by prior corporate disclosures; the company notes that the proponents' disagreement with the company's decision reflected in its report and with the format of the company's disclosures does not alter the fact that the proposal had been substantially implemented); Sarah Lee Corp. (avail. Aug. 29, 2000) (proposal requesting the company support Alan Greenspan as Chairman of Federal Reserve Board excludable when Alan Greenspan had already been confirmed for that position); Corning Natural Gas Corp. (avail. Feb. 16, 1983) (proposal asking board to ensure that the representative of the company's independent auditors, if any, answer questions from stockholders excludable when the company noted that a representative had already committed to attend the upcoming meeting). Accordingly, we request that the Staff concur in our conclusion that the Proposal may properly be omitted from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(10).

3. The Proposal Must Be Revised under Rule 14a-8(i)(3) Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

If the Staff disagrees that the Proposal may be excluded on the bases described above, then the Proposal requires substantial revision under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading in violation of Rule 14a-9. A stockholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Proposal is misleading in at least the following respects. First, the Proposal is captioned "Dow Chemical Resolution Regarding Bhopal." This incorrectly suggests that the Proposal is sponsored by the Company, when in fact it is a stockholder resolution. In addition, the first paragraph of the Proposal states "Dow Chemical has acquired Union Carbide, its assets and it [sic] liabilities." This statement is absolutely untrue. The acquisition of a company's stock does not transfer the target company's assets or liabilities to the acquirer. Instead, in a stock transaction the target company remains a single, viable company with all of its assets and liabilities intact. *See Pauley Petroleum, Inc. v. Continental Oil Co.*, 231 A.2d 450, 454 (Del. Ch. 1967); *A.W. Fiur Co. v. Ataka & Co.*, 422 N.Y.S.2d 419, 422 (N.Y. App. Div. 1979).

The Company acquired only UCC's stock. Therefore, it did not acquire UCC's assets or its liabilities. UCC continues to be a separate legal entity with its own headquarters, own assets and its own liabilities. The Proposal is therefore, false and misleading to the Company's stockholders as it contains an inaccurate statement regarding the status of the Company's relationship to UCC.

The second paragraph of the Proposal is also misleading. It states that "Union Carbide has failed to appear in court to face continuing criminal charges in the Indian Courts for 'culpable homicide, not amounting to murder' in the Bhopal disaster." However, neither UCC nor its former chief executive officer are subject to the jurisdiction of the court, and therefore they are not proper parties to the proceeding. Moreover, with respect to UCIL and the other parties that are properly before the court, the Supreme Court of India ruled that only a lesser charge of "causing death by negligence," was appropriate. Therefore, this portion of the Proposal is misleading because it fails to disclose all the relevant facts relating to the criminal charges and falsely creates the impression that UCC would face liability for culpable homicide when charges against the proper defendants have been reduced.

Finally, the fourth paragraph of the Proposal is misleading. It states:

> Dow, through its wholly owned subsidiary Union Carbide, has become implicated in the continued controversy over the Bhopal criminal case, as well as remediation of contamination at the site and redress of health and economic concerns of the community, and the survivors and their supporters have refocused their efforts upon Dow.

This paragraph implies that Dow has been drawn into the criminal case and that there is a connection between the Indian criminal case and the remediation and redress of environmental and health claims (which are the remedies sought in the New York litigation). However, Dow is not a party to either lawsuit. In addition, the criminal proceeding does not seek remediation of contamination or redress of health and economic concerns. Therefore, we believe that the statement is misleading because it inaccurately suggests that Dow is associated with the criminal proceeding and the New York litigation and inappropriately intermingles the criminal case with the New York litigation.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2004 Proxy Materials. In the alternative, we believe the Staff should require the Proposal be revised as discussed above. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or the Company's Corporate Secretary, Tina S. Van Dam, at (989) 636-2663, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company
Church of the Brethren Benefit Trust
Sisters of the Holy Cross of Notre Dame, Indiana
Sisters of Mercy of the Americas

70270844_7.DOC

EXHIBIT A

BOSTON COMMON
ASSET MANAGEMENT, LLC

RECEIVED
NOV 26 2003
Office of
Corporate Secretary

November 24, 2003

Mr. William S. Stavropoulos
Chairman and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Mr. Andrew N. Liveris
President and COO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Sent via fax to 989-636-1830 and via FedEx

Dear Dr. Stavropoulos and Mr. Liveris:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 9,158 shares of Dow Chemical common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We are concerned that while Dow's management publicly states that they are committed to sustainable development and corporate responsibility continue to deny any legal or moral responsibility for the victims of the Bhopal disaster. We feel that if Dow continues to do nothing to resolve this issue it may cause serious damage to Dow's reputation, which may affect its growth prospects in Asia and beyond.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided upon request.

We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach a mutually satisfactory agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention to Boston Common Asset Management,

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-5557, via fax at (617) 720-5665, or via email at lcompere@bostoncommonasset.com, if you have any questions.

Sincerely,

Lauren Compere
Chief Administrative Officer

Encl. Resolution Text

CC: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.

DOW CHEMICAL RESOLUTION REGARDING BHOPAL

Whereas:

Dow Chemical has acquired Union Carbide, its assets and it liabilities.

Union Carbide has failed to appear in court to face continuing criminal charges in the Indian Courts for "culpable homicide, not amounting to murder" in the Bhopal disaster and has, therefore, been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

By law in India the liability of Union Carbide for the offense of culpable homicide is wholly in the discretion of the courts and limited only by the company's total assets.

Dow, through its wholly owned subsidiary Union Carbide, has become implicated in the continued controversy over the Bhopal criminal case, as well as remediation of contamination at the site and redress of health and economic concerns of the community, and the survivors and their supporters have refocused their efforts upon Dow.

Dow's Chairman and CEO, William Stavropoulos, was quoted as saying "Companies that don't meet their responsibilities to all their constituencies will have a difficult time. Responsible customers won't want to buy their products…Enlightened communities won't want them as neighbors, and wise investors won't entrust them with their economic futures" (The Business of Business Managing Corporate Social Responsibility: What Business Leaders are Saying and Doing 2002-2007).

Dow's Chief Operating Officer Andrew Liveris was quoted as saying "We also are very committed to a concept termed sustainable development... Sustainable development is the new way to think about economic viability, environmental integrity and social equity as an integrated whole.... We want our critics to track our results and hold us accountable as we continuously improve our performance." (Improving What's Essential to Human Progress: An Inside Look at Engineers in the Chemical Industry).

Eighteen members of Congress have sent a letter to Dow management urging the company to provide medical rehabilitation and economic reparations for the victims of the tragedy, clean up contamination in and around the former factory site in Bhopal, provide alternative supplies of fresh water to the affected communities, and ensure that the Union Carbide Corporation appears before the Chief Judicial Magistrate's court in Bhopal where it faces criminal charges of culpable homicide.

Dow has noted in its Global Public Report that sales and operations in Asia account for $3.3 billion in revenues and that performance businesses comprise 60% of that.

The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2004, at reasonable cost and excluding confidential information, describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

Supporting Statement
The proponents believe that such report should also assess the impacts that the Bhopal matter may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Sisters of the Holy Cross
পবিত্র ক্রুশ ভগিনীগণ
Irmãs da Santa Cruz
Hermanas de la Santa Cruz

RECEIVED

NOV 26 2003

Office of
Corporate Secretary

November 24, 2003

Mr. William S. Stavropoulos
Chairman and Chief Executive Officer
The Dow Chemical Company
2030 Dow Center
Midland, MI 48642

Dear Mr. Stavropoulos:

The Sisters of the Holy Cross of Notre Dame, Indiana, are beneficial owners of stock in The Dow Chemical Company. I am enclosing verification of ownership with this letter.

I am authorized to notify you of our intention, along with the Church of the Brethren Benefit Trust and other institutional investors, to co-file the enclosed proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the Proxy Statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I would appreciate your indicating in the proxy statement that we are a sponsor of this resolution.

A representative of the filers will attend the stockholder meeting to move this resolution as required by the SEC Rules. The Congregation of the Sisters of the Holy Cross will continue to hold shares in the company through the next annual meeting.

Sincerely yours,

CONGREGATION OF THE
SISTERS OF THE HOLY CROSS

Sister Mary Eliza Martin, CSC

Sister Mary Eliza Martin, CSC
General Treasurer

General Administration

302 Bertrand Hall—Saint Mary's
Notre Dame, Indiana 46556-5000

Telephone: (574) 284-5560
Fax: (574) 284-5779
E-mail: leadershipteam@cscsisters.org

Bank of America.

Banc of America Capital Management

November 12, 2003

Sister Mary Eliza, C.S.C.
Secretary & Treasurer
Sisters of the Holy Cross, Inc.
100 Lourdes Hall- Saint Mary's
Notre Dame, IN 46556-5014

RE: Sisters of the Holy Cross, Inc. 72-40-400-4060832

Dear Sister Mary Eliza:

This letter will confirm that the above-referenced account, custodied at Bank of America, currently holds and has continuously held shares of Dow Chemical Company for a period exceeding twelve months. The Dow Chemical Company holdings in the Sisters of the Holy Cross, Inc. account have continuously exceeded $2,000 in value.

Thank you,

M Randolph

Molly Randolph
Institutional Portfolio Strategist

DOW CHEMICAL RESOLUTION REGARDING BHOPAL

Whereas:

Dow Chemical has acquired Union Carbide, its assets and it liabilities.

Union Carbide has failed to appear in court to face continuing criminal charges in the Indian Courts for "culpable homicide, not amounting to murder" in the Bhopal disaster and has, therefore, been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

By law in India the liability of Union Carbide for the offense of culpable homicide is wholly in the discretion of the courts and limited only by the company's total assets.

Dow, through its wholly owned subsidiary Union Carbide, has become implicated in the continued controversy over the Bhopal criminal case, as well as remediation of contamination at the site and redress of health and economic concerns of the community, and the survivors and their supporters have refocused their efforts upon Dow.

Dow's Chairman and CEO, William Stavropoulos, was quoted as saying "Companies that don't meet their responsibilities to all their constituencies will have a difficult time. Responsible customers won't want to buy their products...Enlightened communities won't want them as neighbors, and wise investors won't entrust them with their economic futures" (The Business of Business Managing Corporate Social Responsibility: What Business Leaders are Saying and Doing 2002-2007).

Dow's Chief Operating Officer Andrew Liveris was quoted as saying "We also are very committed to a concept termed sustainable development... Sustainable development is the new way to think about economic viability, environmental integrity and social equity as an integrated whole.... We want our critics to track our results and hold us accountable as we continuously improve our performance." (Improving What's Essential to Human Progress: An Inside Look at Engineers in the Chemical Industry).

Eighteen members of Congress have sent a letter to Dow management urging the company to provide medical rehabilitation and economic reparations for the victims of the tragedy, clean up contamination in and around the former factory site in Bhopal, provide alternative supplies of fresh water to the affected communities, and ensure that the Union Carbide Corporation appears before the Chief Judicial Magistrate's court in Bhopal where it faces criminal charges of culpable homicide.

Dow has noted in its Global Public Report that sales and operations in Asia account for $3.3 billion in revenues and that performance businesses comprise 60% of that.

The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2004, at reasonable cost and excluding confidential information, describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

Supporting Statement
The proponents believe that such report should also assess the impacts that the Bhopal matter may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

November 25, 2003

William S. Stavropoulos, Chair and CEO
Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks the Company to certain steps to bring to closure the tragedy which occurred in Bhopal, India at a chemical plant, owned at the time by Union Carbide, a corporation subsequently taken over by Dow, for inclusion in the 2004 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with the Brethren Benefit Trust and others associated with the Interfaith Center on Corporate Responsibility.

The Detroit Sisters of Mercy believe that it is important to raise this question with you, as the owner of Union Carbide. Union Carbide caused the accident but has not paid the reparations due the persons and local community. We believe it is irresponsible and cruel to walk away from such a situation and urge you to address the issues raised in our resolution.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 900 shares of Dow Chemical stock. Verification of ownership is being sent to you. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting. I am faxing these documents and mailing the originals to you.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com

STATE STREET.
For Everything You Invest In

November 14, 2003

Re: Charitable Trust of the Sisters of Mercy Regional Community of Detroit,
Beneficial ownership of Dow Chem Co.

To Whom it May Concern:

This letter will certify that as of October 31, 2003, State Street Corporation, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 900.00 shares of Dow Chem Co.

Further, please note that State Street Corporation has continuously held at least $2,500 in market value of Dow Chem Co. on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit since October 31, 2002.

If you have any questions concerning this matter, please do not hesitate to contact me at 201 860-2558.

Sincerely,

Jacqueline Gangi
Vice President

cc: Sr. Valerie Heinonen

DOW CHEMICAL RESOLUTION REGARDING BHOPAL

Whereas:

Dow Chemical has acquired Union Carbide, its assets and it liabilities.

Union Carbide has failed to appear in court to face continuing criminal charges in the Indian Courts for "culpable homicide, not amounting to murder" in the Bhopal disaster and has, therefore, been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

By law in India the liability of Union Carbide for the offense of culpable homicide is wholly in the discretion of the courts and limited only by the company's total assets.

Dow, through its wholly owned subsidiary Union Carbide, has become implicated in the continued controversy over the Bhopal criminal case, as well as remediation of contamination at the site and redress of health and economic concerns of the community, and the survivors and their supporters have refocused their efforts upon Dow.

Dow's Chairman and CEO, William Stavropoulos, was quoted as saying "Companies that don't meet their responsibilities to all their constituencies will have a difficult time. Responsible customers won't want to buy their products...Enlightened communities won't want them as neighbors, and wise investors won't entrust them with their economic futures" (The Business of Business Managing Corporate Social Responsibility: What Business Leaders are Saying and Doing 2002-2007).

Dow's Chief Operating Officer Andrew Liveris was quoted as saying "We also are very committed to a concept termed sustainable development... Sustainable development is the new way to think about economic viability, environmental integrity and social equity as an integrated whole.... We want our critics to track our results and hold us accountable as we continuously improve our performance." (Improving What's Essential to Human Progress: An Inside Look at Engineers in the Chemical Industry).

Eighteen members of Congress have sent a letter to Dow management urging the company to provide medical rehabilitation and economic reparations for the victims of the tragedy, clean up contamination in and around the former factory site in Bhopal, provide alternative supplies of fresh water to the affected communities, and ensure that the Union Carbide Corporation appears before the Chief Judicial Magistrate's court in Bhopal where it faces criminal charges of culpable homicide.

Dow has noted in its Global Public Report that sales and operations in Asia account for $3.3 billion in revenues and that performance businesses comprise 60% of that.

The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2004, at reasonable cost and excluding confidential information, describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

Supporting Statement
The proponents believe that such report should also assess the impacts that the Bhopal matter may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

EXHIBIT B

Statement of The Dow Chemical Company Regarding the Bhopal Tragedy

What happened in Bhopal 19 years ago was a tragedy of unprecedented gravity and human cost, which no one in industry will ever forget.

During the early hours of December 3, 1984, methyl isocyanate gas (known as MIC) leaked from a storage tank sited at a pesticide manufacturing facility in Bhopal. As it escaped, the gas drifted across the neighbouring communities with devastating consequences. According to the Indian government, some 3,800 people died and thousands more were injured as a direct result of exposure to the lethal fumes.

When the disaster occurred, the Bhopal plant was operated by Union Carbide India Limited (UCIL), a 51% affiliate of Union Carbide Corporation. At that time, Dow had absolutely no connection with either the facility or any of the companies linked to the incident.

But 16 years after the tragedy, on February 6, 2001, Dow acquired Union Carbide's shares. Before doing so, as you might expect, the company conducted an exhaustive assessment to ensure there was absolutely no outstanding liability in relation to Bhopal. There was none; the company Dow acquired retained absolutely no responsibility for either the tragedy or for the Bhopalsite.

That conclusion was based on a number of key facts:

- In 1987, the US Supreme Court reaffirmed earlier US Court rulings that the only State with jurisdiction in the case against Union Carbide on matters relating to the Bhopal tragedy was India. They based this decision on the fact that UCIL was a separate and independent legal entity, managed and operated exclusively by Indian citizens in India.
- On February 14, 1989, a settlement agreement was reached between Union Carbide, Union Carbide India Limited and the Indian government through which Union Carbide paid $470 million in compensation, covering all claims relating to the incident.
- On October 3, 1991, the Supreme Court of India announced the findings of its review of the settlement agreement. They upheld the settlement – concluding that the amount was just, equitable and reasonable.
- Within those same findings, the Supreme Court also directed that the Government of India make up any shortfall which might in the future arise in the settlement fund and ordered it to purchase a group medical insurance policy to cover 100,000 citizens of Bhopal in case of future illnesses. These measures were specifically put in place to address any potential future issues arising from the tragedy.
- In November 1994 – more than six years before Dow acquired Union Carbide – Union Carbide sold its interest in Union Carbide India Limited (later renamed Eveready Industries India Ltd. – or EIIL) to MacLeod Russell (India) Ltd. of Calcutta. As a consequence of that sale, Union Carbide retained no interest in or liability for the Bhopal site. EIIL took exclusive possession of the land under lease from the government of Madhya Pradesh. The money from this transaction was used to fund a hospital in Bhopal which now provides specialist care to victims of the tragedy.
- In 1998, the government of Madhya Pradesh revoked the EIIL lease for the Bhopal site, *reclaiming the property "as is" and stating it would take responsibility for managing any* cleanup or remediation work required on the site.

All of this means that when Dow completed its stock acquisition in February 2001, Union Carbide retained no responsibility whatsoever in relation to the tragedy.

But of course there is also an entirely separate humanitarian question – that is: can Dow, in its role as a corporate citizen, help to address any of the present day needs which are apparent in India?

That is why, for some time, Dow has been exploring various initiatives which might address some of those needs – just as we do in other parts of the world where we have business interests.

The issues surrounding Bhopal are extremely emotive. It is a tragedy that should never have happened. Like the rest of industry, Dow has an obligation to learn from what took place that terrible night and to take whatever measures are necessary to prevent anything like it from ever happening again.

Site Navigation: | Dow Home: Environment, Health & Safety: Debates & Dilemmas: Statement of The Dow Chemical Company Regarding the Bhopal Tragedy

EXHIBIT C

Bhopal

The December 1984, Bhopal, India tragedy continues to be a source of anguish for Union Carbide employees. It was a tragic incident that killed many innocent people.

The legacy of those killed and injured is a chemical industry that adheres voluntarily to strict safety and environmental standards – working diligently to see that an incident of this nature never occurs again.

This web site provides an overview of the incident, background information, and the Union Carbide Corporation response, both immediate as well as efforts that continue today.

Recent allegations have been made regarding internal Union Carbide documents provided by the company in connection with litigation. For the facts about these and other allegations, please see More Facts.

A Message From The Dow Chemical Company
Effective February 6, 2001 Union Carbide merged with a subsidiary of The Dow Chemical Company and became a wholly-owned subsidiary of the company. Dow purchased all of the shares of Union Carbide stock but Union Carbide continues to exist as a separate legal entity with its own assets and liabilities. Stockholders are not responsible for the liabilities, if any, of the companies in which they have invested.

Following the merger transaction there have been questions about Dow Chemical's position on the Bhopal tragedy and various demands from groups representing Bhopal survivors that Dow Chemical assume responsibility for the tragedy. To learn more about Dow's position on these matters, please see the Dow Chemical Position.

The Settlement

The $470 million final settlement is many times larger than any damage award in the history of India. It is also $120 million more than the $350 million settlement accepted by U.S. attorneys representing the Indian victims in the U.S. Courts. U.S. attorneys sued in American courts for more than $50 billion. They ultimately told the U.S. court that $350 million was a fair settlement. The Supreme Court of India ruled that the $470 million settlement was "just, equitable and reasonable." The court reached this conclusion after a review of U.S. and Indian court filings, applicable law and facts, and an assessment of the needs of the victims.

According to a Press Trust of India report, the government of India submitted proof to the Supreme Court of India that the $470 million settlement would provide $3.1 billion, if invested at 10 percent interest compounded for 20 years -- the amount of time India's Attorney General estimated it would take for a suit as hotly contested as the Carbide case to be tried and decided.

Settlement by order of the Supreme Court of India was the only feasible outcome, according to many legal authorities. Union Carbide Corporation had strong legal defenses to the government of India's claims. As a U.S. appeals court concluded, "...the (Bhopal) plant has been constructed and managed by Indians in India." Neither the victims nor UCC would gain by continuing litigation into the 21st Century.

On May 4, 1989, the Supreme Court of India, in a long opinion, explained the rationale for the settlement. The court emphasized that the compensation levels provided for in the settlement were well in excess of those that would ordinarily be payable under Indian law.

Taking the average amount per victim for each victim category used by the Supreme Court of India in its May 4, 1989, opinion and the number of victims in each category in the completed categorization of claims reported by the State Government of Madhya Pradesh on November 30, 1990, the portion of the settlement fund needed to compensate the victims is 4.8 billion rupees. On November 14, 1990, the Reserve Bank of India reported that the settlement fund with interest was then 8.57 billion rupees.

Union Carbide's information about the processing and settlement of claims is limited to sporadic media coverage. Such articles have indicated that about two-thirds of the claims have been decided and about $240 million had been paid by the end of 1998. Newspaper articles also indicated that the claims tribunals are likely to wind up their work this year.

Union Carbide's concern for the victims did not begin or end with the settlement it paid to them. Please refer to Union Carbide Aid & Relief for an overview and chronology of Union Carbide's aid and relief efforts.

Union Carbide Aid & Relief Efforts

Union Carbide's concern for the victims of Bhopal did not begin or end with the settlement it paid to them. Immediately after the tragedy, the company publicly took moral responsibility for the incident. In addition, Union Carbide offered more than $20 million in no-strings-attached aid having nothing to do with eventual settlement or damages.

In addition, to further assist the citizens of Bhopal, Union Carbide announced in April, 1985, a $2.2 million grant to Arizona State University to establish a vocational-technical training center for Bhopal's citizens.

Union Carbide and UCIL agreed in October 1991, at the request of the Indian Supreme Court, that they would provide up to 50 crore rupees (about $17 million at the time) for a hospital to be built in Bhopal by the government of India in fulfillment of an offer they made in 1986. Union Carbide and UCIL later increased that commitment to 65 crore rupees (or about $20 million at the time). An additional $54 million from the sale of Union Carbide's shares in UCIL went to the hospital and local clinics.

By December 1994, Union Carbide fulfilled its commitment for the Bhopal hospital with about $20 million turned over to a charitable trust that had been established in England to ensure its share of the funds. In all, approximately $100 million was in the trust to fund the construction and operation of the hospital. The state government broke ground for the new hospital in October 1995. The building has now been completed, equipment is being installed, and physicians and staff are being selected. The hospital is expected to be operational sometime in 2000.

Beginning with the days immediately following the accident, Union Carbide's aid to the victims of Bhopal has continued over the last fifteen years. The following is a comprehensive timeline of the company's aid and relief efforts.

1984
Days after the Dec. 3 tragedy, Union Carbide Corporation (UCC) and Union Carbide India Limited (UCIL) offer nearly $2 million in immediate aid to the Prime Minister's Relief Fund. UCC underwrites expenses for equipment and world recognized medical experts to go to Bhopal to assist the local medical community.

1985

In February and May, UCC sends more medical equipment to Bhopal.

Carbide employees and retirees donate $120,000.

In April UCC agrees with a U.S. Federal judge's suggestion to contribute another $5 million in immediate aid. In April, UCC announces a $2.2 million grant for Arizona State University (ASU) to establish a vocational-technical center in Bhopal.

In June, Carbide contributes funds for Indian medical experts to attend special meetings on research and treatment of victims.

1986
In January, Carbide offers $10 million to fund a hospital for Bhopal victims. Indian government declines.

ASU's vocational-technical center begins operations.

1987
In March, Indian government closes and levels Bhopal Technical and Vocational Training Center set up by Arizona State.

In August, Carbide offers $4.6 million in interim humanitarian relief to Bhopal victims.

1989
In February, as directed by India's Supreme Court, Union Carbide and Union Carbide India Limited pay $470 million in settlement to Indian government for Bhopal victims.

1992
In April, UCC establishes an independent charitable trust for a Bhopal hospital and announces plans to sell its interest in UCIL. Union Carbide's commitment to the trust of up to 65 crore rupees was equal to about $20 million.

Local Bhopal court orders attachment of UCC's shares in UCIL, effectively delaying the sale and funding plans for the hospital.

1994
In February, India Supreme Court says it will allow UCC to sell its shares in UCIL so the assets can be used to build the Bhopal hospital. By December, UCC and UCIL fulfilled its commitment for the Bhopal hospital with about $20 million turned over to the charitable trust.

1995
Groundbreaking for the hospital begins in mid October.

1997
The hospital charitable trust had $100 million, including an additional $54

million from the sale of Union Carbide's shares in UC India Ltd.

1999
According to Indian press reports, the hospital is expected to be operational in early 2000. Currently, the building has been completed; installation of equipment is going on, and physicians and medical staff are being selected, but have not yet assumed their duties. The hospital will have facilities for the treatment of eye, lung and heart problems.

SANFORD J. LEWIS, ATTORNEY

January 29, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dow Chemical Regarding the Bhopal Chemical Disaster On Behalf of Church of the Brethren Benefit Trust, Sisters of the Holy Cross of Notre Dame and Sisters of Mercy of the Americas

Dear Sir/Madam:

The above-named proponents (the proponents) are a beneficial owner of common stock of Dow Chemical Corporation who have submitted a shareholder proposal to Dow Chemical Corporation (the company) regarding the Bhopal chemical disaster. I have been asked by the proponents to respond to the letter dated December 30, 2003, sent to the Securities and Exchange Commission by Gibson, Dunn & Crutcher, LLP, on behalf of the company. In that letter, Dow contends that the proponent's shareholder proposal may be excluded from the company's 2004 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(10) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the letter sent by the company, and based upon the foregoing, as well as a review of the relevant rules, it is my opinion that the Proponent's shareholder proposal must be included in Dow Chemical's 2004 proxy statement and that it is not excludable by virtue of said rules.

BACKGROUND

In February 2001, Dow Chemical acquired Union Carbide Corporation as a wholly owned subsidiary. The 1984 Union Carbide gas disaster in Bhopal, India, exposed 500,000 people and killed as many as 8,000 people in its immediate aftermath.

The Bhopal disaster, though it happened nearly twenty years ago, poses a continuing crisis for the city of Bhopal. Many of the survivors and their children continue to suffer serious health effects. It is estimated that of the over half a million people exposed to Union Carbide's toxic gases, close to 150,000 people continue to suffer from exposure induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common symptoms among survivors. There is also allegedly a rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. The International Medical Commission on Bhopal (an independent group of 15 doctors from 11 countries) estimated in 1994 that, among adults between age 18 and 60, about 50,000 were permanently damaged.

371 Moody St. #110 Waltham, MA 02453 • gnproject@earthlink.net
781 894-0709 ph. • 781 207-7895 fax

In the aftermath of the Bhopal disaster, the chemical industry as a whole instituted a reputation management program known as Responsible Care®. The program was geared to improvement of the industry's reputation after the Bhopal disaster. Dow's own ethics web page notes that the Chemical Industry adopted the Responsible Care program as a public relations response to the Bhopal disaster. www.dowethics.com/r/environment/care_info.html. A more detailed description of this history appeared in Chemical and Engineering News at pubs.acs.org/hotartcl/cenear/980112/responsible.html

Yet today, Dow Chemical has come full circle by acquiring Union Carbide. The management hopes to paint for shareholders and the world a picture of Bhopal as a tragic bygone that is just about finished in the courts, and then will be entirely a matter of the distant past. It has gone to lengths to say that when it acquired Union Carbide it thoroughly investigated the matter and did not buy with it any of the liabilities. Yet, the management is adopting a posture in which it is unwilling or unable to grasp the full impact that the acquisition is having on the company – making it an international target of protest, political interventions and media scrutiny.

The environmental contamination of the site – much of it created prior to the chemical disaster, has rendered the city a dangerous place to live. Thousands of tons of toxic wastes, including obsolete pesticides such as the persistent and bioaccumulative poison HCH and persistent metals such as mercury, have been abandoned at the factory site. Mercury levels in some areas are 6 million times the background values. The groundwater carries high loads of heavy metals, persistent chemicals and solvents, and chlorinated chemicals. Although a portion of the residents have access to overhead tanks of clean water, many of the nearly 20,000 people living in the vicinity are routinely exposed to these chemicals in their drinking water from local wells. The economy, environment and public health of the city of Bhopal remains devastated by the chemical disaster.

The case has been subject to litigation – some in the past, and some continuing or looming at present. The civil case filed by the Indian government on behalf of the survivors was settled for $470 million in 1989. The 470 million dollars, according to survivors' organizations today, was based on estimations that have proved far too low, whether quantifying the dead, the injured or the property lost. It also never accounted for future medical claims. As a result, the 470 million dollars has proved to be extremely inadequate even to satisfy the claims of the acknowledged victims of the disaster. The balance of the amount remaining in the fund is committed to compensation of victims, and cannot be used for the many other needs of the community – not the public health and economic devastation resulting from the disaster, and not for remediation of the contamination left behind by Union Carbide.

A civil suit for remediation of the ongoing contamination was filed in the US against Union Carbide and former Chairman Warren Anderson, and is currently pending on appeal in New York. Union Carbide is one of twelve named defendants in the criminal case resulting from the Bhopal disaster, still pending in the courts in India. Since the company and its former CEO have never filed an appearance in the criminal case, they have been declared absconders from justice by the Bhopal Chief Judicial Magistrate, and the court has ordered the government to seek extradition of Anderson.

Although Union Carbide Corp. attempted to transfer its shares in Union Carbide India Ltd. in order to evade liability in this matter, the chief judicial magistrate of Bhopal declared the transfer of Union Carbide Corp. shares as "malafide" (invalid) because it was done with the intent to evade its potential criminal liabilities arising out of the case in the Bhopal court. On October 14, 1994, the Supreme Court declared that despite allowing liquidation of the Carbide Corp. shares in Union Carbide India Ltd. to fund the setting up of a hospital in Bhopal, its order does not alter the validity of the Bhopal court's order declaring that a Union Carbide Corp. share transfer was not bona fide.

Further, the court ordered all Union Carbide assets in India to be attached, with $74 million of those assets held for purpose of securing the company's appearance in the criminal case. As far as we know, those assets remain attached to date.[1]

Bhopal survivors and their supporters are actively pressing the courts and government to implead Dow in the criminal case and to pursue Dow Chemical's assets in India. There is also reportedly an effort underway to pursue litigation against Dow Chemical for remediation of the Bhopal site. See Appendix 5.

In addition, since the purchase of Union Carbide in 2001, Dow has been subjected to escalating public scrutiny and demands for action. These include:

• In 2001 and 2002, survivors of the Bhopal disaster and their representatives met with the management of Dow regarding its completed acquisition of Union Carbide. The discussion ended inconclusively after Dow Chemical's CEO was replaced and the discussions were brought to a standstill. With growing dissatisfaction of the survivors as to Dow's responses, protests have escalated rather than subsiding.

• Survivors appeared at the 2003 Dow Chemical shareholder meeting, where CEO William Stavropoulis repeatedly stated that there was nothing the company could do to answer the victims' pleas for help – that the company had neither liability nor responsibility for the prior disaster nor its continuing after effects.

• In December 2003, the 19th anniversary of the Bhopal disaster, protests erupted at Dow

[1] The order of the Chief Judicial Magistrate, Bhopal, of April 30, 1992 concluded "accused No. 10 Union Carbide Corporation, USA, wants to transfer its 50.9% properties by any means to evade criminal action against it in this case in India and in these circumstances there is no other option but to attach its properties situated in India so that it can be compelled to be present in Court. In such a situation, the application of the State regarding attachment of properties situated in India of accused No. 10, Union Carbide Corporation, USA, is accepted. Shri Prasad has also stated that shares in UCIL have been pledged to the Hospital Trust but no actual transfer has taken place hence properties should immediately be attached and Union Carbide India Limited be directed not to register any charges regarding pledged shares. Accordingly movable and immovable properties of accused No. 10, Union Carbide Corporation, USA, situated in India is being attached under Section 83 of Cr. PC.

facilities worldwide. This included the first organized student protest of Dow Chemical since Viet Nam, on 25 American campuses. A total of 65 activities worldwide protested against Dow and demanded justice for Bhopal.

• A large coalition of organizations met in Bhopal in January 2004 and announced an escalating campaign against Dow in the coming months, culminating with this year's 20th anniversary of the Bhopal disaster, December 2004. See Press Release, Appendix 3.

• On January 19, 2004, more than 500 people including Bhopal survivors, and representatives from Dow-impacted communities in Vietnam (Agent Orange) and Saginaw, Michigan demonstrated outside the Dow Chemical India headquarters in Chembur, Mumbai. An 8-member delegation, including an Agent Orange victim and a former parliamentarian from Belgium, presented a memorandum to Dow Chief Ravi Muthukrishnan. Among other things, the memo urged Dow to present itself to the court in the ongoing criminal proceedings in Bhopal.

• Eighteen members of Congress sent a letter to Dow management urging the company to provide medical rehabilitation and economic reparations for the victims of the tragedy, clean up contamination in and around the former factory site in Bhopal, provide alternative supplies of fresh water to the affected communities, and ensure that the Union Carbide Corporation appears before the Chief Judicial Magistrate's court in Bhopal where it faces criminal charges of culpable homicide. Appendix 2. Similar declarations have also been proffered by parliamentarians in the UK, and European Union.

In light of these developments, the resolution filed by a group of three religious shareholder organizations speaks to the company's moral responsibility to the survivors, and financial responsibilities to its shareholders. It requests that the company "prepare a report to shareholders by October 2004, at reasonable cost and excluding confidential information, describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors." In the supporting statement, the resolution states that the proponents believe that such report should also assess the impacts that the Bhopal matter may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

ANALYSIS

I. The resolution does not address ordinary business, but rather focuses on profound public issues facing the company as a result of the largest chemical disaster in history.

The company asserts that the resolution relates to the ordinary business of the corporation, alleging that it either relates to existing litigation regarding Bhopal, or it attempts to direct the charitable giving of the corporation.

Examination of the matter at hand demonstrates, however, that the resolution neither requests reporting or action on existing litigation, nor attempts to direct the company's charitable giving. Instead, the resolution asks the company to report on and take action to address a major public controversy facing the corporation.

A. <u>The resolution does not attempt to address or require reporting on litigation , but instead addresses major public issues facing the corporation</u>.

The shareholders do not request and do not intend for the company to report on the Bhopal litigation in the requested report. Instead, the plainly stated purpose of the resolution is to address the continuing humanitarian crisis in Bhopal, and the impacts on Dow as a result of public campaigns and assertions of injustice. The request of the resolution is for the company to prepare a report describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors. By contrast, the resolution does not ask for the company to force Union Carbide to appear in the criminal case, does not ask for settlement, or explanation of the civil case in the US, or any other action in relation to litigation strategy or settlement.

Despite the ongoing litigation, the resolution does not relate to or ask for responses to any of these matters. Instead, the company is asked primarily to report on "new initiatives" to resolve the ongoing demands posed by the survivors of the disaster. These demands have been expressed in letters to the management, and are backed by an extensive international campaign of public protest, independent of the litigation. For instance in a letter to Dow management of March 11, 2002 (Appendix 4), the survivors wrote in follow-up to conversations with the management requesting that the company address the following issue areas:

1. **Ensuring that people in the communities next to the Union Carbide factory are not exposed to toxic chemicals**....we request The Dow Chemical Company to take urgent action to decontaminate the soil and ground water in and around the abandoned Union Carbide factory.
2. **Medical research on present health status of survivors of the disaster**...Since 1994 when the International Medical Commission on Bhopal published its report on the health status of the exposed people there has been no full scale study to document the long term health impact of exposure to Carbide's chemicals. There is a great need for a large scale epidemiological study to make an assessment of the current health status of the survivors and their children so that helpful directions for health care providers can emerge.
3. **Economic rehabilitation to those unable to do their usual work**
Close to 80% of the exposed people are toiling people, or used to involved in carrying loads, pushing hand carts, vending vegetables, construction, and such physically demanding work. ....The compensation money they have received has been too meagre and most if not all of it spent in repaying debts and paying for medical treatment. Thousands of families are on the brink of starvation.... ...On humanitarian

grounds we request Dow to provide gainful employment to the persons who have lost the capacity to do their usual work.

4. Social support to widows, orphans and disabled people

Close to 10, 000 persons widowed or orphaned due to the Union Carbide disaster and about 40,000 severely disabled survivors are in need of social security in the form of monthly pension or as free and regular supply of basic needs. Given the governments abandoning this vital and life saving task we request Dow to provide the means for such support.

A proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, (DC Cir. 1992) a proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.* As we will explain below, in this instance the items requested in the proposed report are at a level of summarization needed to illuminate trends related to the public policy issues facing the company. Therefore the proposal may not be excluded, because it deals exclusively with major policy matters.

Although the Commission has stated in Exchange Act Release No. 40018 (May 21, 1998) that a central consideration for the ordinary business operations exclusion is whether the resolution probes too deeply into the questions at hand, the proposal does not cross the line into that level of depth.

In RJ Reynolds (March 7, 2000) the resolution called for RJR Nabisco to create an independent committee to investigate retail placement of tobacco products, in an effort to prevent theft by minors. The company argued that due to two current lawsuits (against FDA and the state of Massachusetts) the Proposal, if implemented, would interfere with litigation strategy by asking the company to take voluntary action in opposition to its position in the lawsuits. The proponent prevailed by arguing significant policy issue (tobacco and children) and that the Proposal is unrelated to litigation. "Litigation strategy has been interpreted to encompass matters ranging from the decision whether to institute legal proceedings, to the conduct of a lawsuit, to the decision whether to settle a claim or appeal a judgment." That Proposal, as the one in the present case, dealt with none of those factors.

To decide that the existence of litigation on the subject matter would be enough to bar resolutions would mean that the most substantial issues facing corporations would not be discussable in shareholder resolutions. This would be a flawed response to the major policy issues that confront corporations.

Since nothing in the Proponents' shareholder proposal deals with the questions of whether the Company should institute a lawsuit, how it will conduct a lawsuit or whether to settle a lawsuit, it does not attempt to micro-manage the Company in an excludible manner.

In Philip Morris (Feb. 14, 2000), the resolution called for management to develop a report for shareholders describing how Philip Morris intends to address "sicknesses" caused by the company's products and correct the defects in the products that cause these sicknesses. The company argued that the Proposal requested the Company to issue a report on matters that are prominently at issue in numerous lawsuits. The proponent prevailed by arguing that the Proposal neither requests information about litigation nor tells the Company how to handle the litigation. Due to statements on PM's web site, essentially admitting to cigarettes causing "sickness," the Proposal asking how the company will address that "sickness" will not likely interfere with any litigation strategy.

In Bristol-Meyers (Feb. 21, 2000), the resolution called for implementation of a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders on any changes in its current pricing policy by 9/2000. The company argued that the Proposal seeks to have the company take action in an area of its business currently subject to litigation: its pricing practices. The resolution was found by the staff to be not excludible, due to the large policy issues at stake.

The mere mention of lawsuit in a shareholder resolution does not render the resolution excludible as ordinary business. In RJR Nabisco (Feb. 13, 1998), the resolution called for the company to implement in developing countries the same programs for prevention of smoking by youths as voluntarily proposed and adopted in US. The company mentioned that proponents refer to lawsuits against subsidiaries in France and Philippines dealing with alleged violations of marketing regulations as a basis for extending the US policy abroad. The company argued that if implemented, the proposal may interfere with efforts to litigate the legality of certain regulations regarding tobacco products and free speech, as well as efforts to propose and lobby for alternative proposals. Still, because of the focus on voluntary measures, the staff rejected the ordinary business argument.

Finally, this issue is not excludible ordinary business because it relates to a major ecological and environmental matter—the continuing crisis in the aftermath of the largest chemical disaster in history. In Maxxam Inc. (available March 26, 1998) the Staff concluded that a proposal requesting the company to prepare a report on strategies for ending all operations that cut, damage, remove, mill or otherwise involve old growth trees was not ordinary business. The staff noted that it was not ordinary business because it related to the adoption of a policy "designed to address a major ecological and environmental matter."

B. <u>The voluntary actions sought by the proponents are not requests to direct the charitable donations of Dow Chemical, but rather are a flexible call for the company to undertake action responsive to the continuing crisis of Bhopal.</u>

While denying any liability, the management does acknowledge in its internet publication that there is "an entirely separate humanitarian question-that is : can Dow, in its role as a corporate citizen, help to address any of the present-day needs which are apparent in India?"

It states that this is why "for some time, Dow has been exploring various initiatives which might address some of those needs--just as we do in other parts of the world where we have business interests. "

But this situation in Bhopal is not just like any other situation in the world. It is in fact the site of the worst chemical disaster in history, and a tragic legacy of Dow's subsidiary, Union Carbide.

The management's position suggests that any effort to ask a company to voluntarily redress an enormous public policy challenge in a specific geographic region amounts to an attempt to direct its charitable giving.

There is no attempt in this resolution to dictate how the company's charitable giving programs are directed, since there is no attempt to say what initiatives the company should, in fact take. Rather, the focus of the resolution is to urge the management to take some *new* initiatives, and to report on them. By way of example, the following is a recitation of just a few of the diverse initiatives that management could take that would not amount to "charitable giving:"

• Dispatch Dow environmental staff and equipment to Bhopal to undertake or supervise remedial efforts;
• Disclose all information held by Union Carbide regarding the health impacts of MIC;
• Conduct and disclose health studies or testing of MIC to assist in meeting the continuing medical needs of the survivors;
• Conduct meetings in Bhopal with survivors' organizations;
• etc...

II. The management has not "substantially implemented" the proposal.

The company asserts that because it believes there is no Bhopal liability associated with the acquisition of Union Carbide, and because it has described its arguments to that effect on its website, it has substantially implemented the proposal requesting a report on the status of new company initiatives regarding Bhopal.

However, the proposal requests that the company to take *new* initiatives. The proposal also asks for reporting on the impacts of this major issue on the company. Neither are accomplished by the company's current reporting or actions.

Bhopal is not an issue that lies only in the past. As described above, there are mounting efforts and calls for action by Dow outside of the litigation. It is apparent to the proponents that to address its moral responsibilities, protect the company's reputation and address the public issues and campaigns facing the company, new initiatives will be needed.

The shareholder proponents are aware that the company has so far declined to take any specific actions to assist the people of Bhopal. The resolution calls for new action and reporting and examination of future impacts. The focus is not on past cases and impacts, but rather what is happening now and what is likely to happen in the future. That is why the proposal asks for a report on "new" initiatives.

The request made in the resolution is therefore not substantially implemented by the company because what is requested is a response to the current developments – the protests, the congressional intervention, and the continuing media scrutiny. It is a request to respond and report in the coming year regarding what is happening now, and what is anticipated to happen over the coming months in the lead up to the 20th anniversary of the Bhopal disaster.

In addition, when reporting is requested of a company, the reporting cannot "substantially implement" the request, if the reporting that is done is materially misleading. Proponents believe that in very important aspects, the reporting that has been done by the company so far is quite misleading, and materially so.

In the company's online statement regarding the Bhopal tragedy, Dow Chemical notes that the Bhopal plant was operated at the time of the disaster by Union Carbide India Ltd., a 51% affiliate of Union Carbide Corp. It notes further that when Dow acquired Union Carbide's shares in February of 2001, "the company conducted an exhaustive assessment to ensure that there was absolutely no outstanding liability in relation to Bhopal. There was none; the company that Dow acquired retained absolutely no responsibility for either the tragedy or for the Bhopal site." The company cites a number of issues and developments to back up this claim.

This statement – though a clear statement of position by the management – is factually misleading given the actual occurrences in Bhopal. Union Carbide remains a named accused in the criminal case in India, and all of its assets in India have been and remain attached for that purpose. Appendix 8. The Indian government is reportedly processing a request to sue Dow to engage in remediation of the site.[2] Appendix 5.

The Dow website also states "On February 14, 1989, a settlement agreement was reached between Union Carbide, Union Carbide India Limited and the Indian government through which Union Carbide paid $470 million in compensation, covering all claims relating to the incident."

This is misleading because it can be read as resolving the criminal actions, which are not resolved.

The website states "In November 1994 – more than six years before Dow acquired Union Carbide – Union Carbide sold its interest in Union Carbide India Limited (later renamed

[2] Members of the Indian government and survivor organizations assert that Union Carbide was bound under the terms of their site lease to return the land to the Indian government in usable and habitable condition. Instead, the company undertook some cosmetic remediation work, which community residents assert did nothing to diminish the danger of contamination to local aquifers, before requesting local government departments to take back the lease. Though the government took the site back from Carbide, currently the government is working to sue Dow as current owner of Union Carbide, asserting a failure of the company to abide by the lease terms.

Eveready Industries India Ltd. – or EIIL) to MacLeod Russell (India) Ltd. of Calcutta. As a consequence of that sale, Union Carbide retained no interest in or liability for the Bhopal site. EIIL took exclusive possession of the land under lease from the government of Madhya Pradesh. The money from this transaction was used to fund a hospital in Bhopal which now provides specialist care to victims of the tragedy."

This statement is HIGHLY misleading in light of the subsequent judicial decisions in India. The Chief Judicial Magistrate for Bhopal has held that Union Carbide Corp.'s transfer of shares was not bona fide because it was done to evade potential liabilities arising out of the ongoing criminal case in Bhopal. As a result, $74 million in Union Carbide assets were attached pending appearance in the criminal case. See Appendix 8.

Rejecting the claim of substantial implementation is consistent with other precedents in which companies have argued that the limited reporting that they have done is substantial implementation, and SEC staff has concluded it was not. In ExxonMobil (March 24, 2003) the proposal asked the board to report on the effect of the health pandemic on Exxon's operations in Sub-Saharan Africa and its response to the pandemic. Exxon claimed it had reported extensively on the topic, including reports to shareholders as well as others. SEC staff disagreed that the reporting amount to substantial implementation.

In ExxonMobil (March 17, 2003) the proposal requested Exxon to prepare a report describing any operating, financial and reputational risks to it associated with climate change and explaining how Exxon will mitigate those risks. Exxon argued its extensive previous reporting to shareholders and the public on climate change issues and the Company's approach to these issues more than satisfies the Proponent's request. SEC staff disagreed.

In Johnson and Johnson (Feb. 25, 2003) the proposal requested J&J's Compensation Committee to consider advances in the areas of equal employment opportunity and work place diversity when determining compensation for senior executives, and report to shareholders on implementation of this policy. J&J argued that it already considers progress toward meeting goals for equal opportunity in employment, development and advancement in its executive compensation and has already made this information publicly available to shareholders through information in its 2002 proxy statement. The SEC staff disagreed.

A proposal to American Electric Power (Feb. 18, 2003) required the board to issue a report disclosing: (a) the economic risks associated with the company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions; and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities. AEP argued that by complying with its federally mandated disclosure obligations by substantially duplicating its disclosure required by Items 303 and 101(c)(xii) of Regulation S-K and including it in its Annual Report on Form 10-K in Appendix A to the Proxy Statement, AEP already substantially implemented the Proposal. Furthermore, AEP had much of the information available on its website. The proponent prevailed, arguing that a review of the Company's public filings, including its annual report filed on Form 10-K and its proxy statements, shows that the Company has in fact not provided the information requested in the Proposal.

Similarly, in Kohl's (March 31, 2000) the proposal requested the board report on Kohl's vendor standards and compliance mechanisms in the countries where it sources. Kohl's argued that because it responds to inquiries from customers, shareholders and others explaining the Policy and the Company's inspections and evaluation procedures of its Vendor Partners, it substantially implements the Proposal's request for a report to shareholders. The proponent prevailed by asserting that assurances of "paper guidelines" are insufficient when "the Proposal is addressed to the question of whether those guidelines are being implemented and enforced as opposed to being mere pieces of paper." Also, claiming that the information is available to shareholders without informing them of this possibility "is no report at all."

III. <u>The proponents are willing to revise the resolution to the extent that SEC staff finds potentially false or misleading statements.</u>

The proponents drafted the resolution in a good faith belief that it does not contain false or misleading statements; however we are willing to make corrections to clarify any points of concern to the SEC staff. As shareholders we do not want to include any statements in the resolution that may serve to increase the liability exposure of the company, and so we want to ensure that the language contained therein will state the situation simply and accurately without misleadingly downplaying the actual risk and exposure of the company.

The company asserts first that the heading of the proposal "Dow Chemical resolution regarding Bhopal" is misleading because it implies that it is the company's resolution. It is hard to imagine that anybody would mistake this for a resolution filed by the management. <u>Nevertheless, we would gladly delete the reference to Dow Chemical in this header and replace it with "Stockholder."</u>

Secondly, the company notes that it has only acquired the stock of Union Carbide and not its assets and liabilities. Although the company's statement that it has not acquired assets or liabilities of Union Carbide may be technically true under US law, as a practical matter the wholly owned subsidiary Union Carbide itself has a pending criminal case against it in India, and its assets in India amounting to $74 million have been seized by the Indian government pending the outcome of the case. [3] So Dow has acquired the subsidiary subject to some

[3] In its Form 10K Annual Report for the year ended December 31, 1994, filed with the SEC on March 10, 1995, Union Carbide stated:

"Litigation -- The corporation's stock in Union Carbide India Ltd (UCIL) has been sold for the Indian rupee equivalent of $92 million. Of that amount, the equivalent of approximately $15 million went to The Bhopal Hospital Trust, which, with other funding from unremitted dividends and UCIL, discharged the corporation's and UCIL's commitment for funding, in the amount of approximately $19 million, a hospital to be built in Bhopal by the Government of India. **<u>The remainder of the proceeds of the sale of the stock, after payment of certain expenses of the transaction, is subject to attachment in the pending criminal proceedings against the corporation in Bhopal, in which the corporation has not appeared.</u>** The corporation had earlier reduced the carrying value of its stock in UCIL to zero. In the opinion of counsel for the corporation, under generally substantial liabilities and limits on the assets.

Also, as a matter of the law of India, the statement in the resolution as drafted appears to be accurate.. Under the Indian Company Law, a company that buys the shares of another company and acquires the 'controlling interest' of the latter company automatically has the power to alienate its stocks and assets which it does in exercise of powers under the Companies Act, 1956. The company that takes over is thereafter answerable to the shareholders as well as to the Central Government for anything and everything that happens to its assets and liabilities. It is not even theoretically possible under the Indian Companies Act that only the shares of a company (controlling interest) will be taken over but the assets and liabilities will not be under the control of the company or entity that acquires those shares. That UCC held a controlling interest (51%) in UCIL is not in dispute.

Proponents have reason to believe that Dow Chemical itself may under certain circumstances also be subject to liabilities related to its holdings. The inherited liabilities of Union Carbide are, of course, of major relevance to Dow Chemical. For instance, more than two years after the acquisition, Dow reported the liabilities associated with asbestos of Union Carbide. Dow Chemical management finally reported at the end of 2002 that the liability – unreported at the time of the merger – is projected as $2.2 billion over the next seventeen years, and the company took a $828 million write off against assets to reflect the portion of those costs believed to be uninsured.

The degree to which Union Carbide and/ or Dow Chemical may be held liable for Bhopal related liabilities as a result of the acquisition of Dow hinges in part upon whether the Indian courts will pierce the corporate veil after finding, for instance, inadequate capitalization combined with effective control of Union Carbide India Ltd. (UCIL) by the parent corporation, Union Carbide. There are reportedly numerous bases upon which India's lawyers or private plaintiffs may argue that UCC maintained effective control of UCIL. (See Appendix 6. This will surely be a hotly contested issue in the ongoing litigation. Therefore, the proponents would gladly amend the resolution to state, for instance, that:

> "proponents believe that when Dow Chemical acquired the stock of Union Carbide and thereby connected itself to the legacy of Bhopal, it also may have assumed reputational and market risks, or even liabilities as may be determined under US or Indian law."

---

recognised legal principles, the criminal proceedings in India should not have adverse financial consequences for the corporation outside of India." Emphasis added.

Notably, Union Carbide reported in its SEC filing that it was the advice of counsel that the criminal case "should not have adverse financial consequences for the company outside of India." By implication, the case could be expected to have adverse consequences within India for Carbide, and now that Dow Chemical is the owner of Carbide, this Carbide counsel's comment begs a follow-up evaluation as to whether, for instance, Dow's assets in India may be subject to seizure as the criminal case moves forward.

Thirdly, the company questions the second paragraph of the resolution which states, "Union Carbide has failed to appear in court to face continuing criminal charges in the Indian courts for 'culpable homicide not amounting to murder' in the Bhopal disaster." The company asserts that neither its former chief executive officer nor Union Carbide corporation are subject to the jurisdiction of the court, and therefore they are not proper parties to the proceeding. As with the previous issue above, this is a question that may yet be resolved unfavorably to the company in litigation. The Indian government has not agreed that those parties are outside of their jurisdiction. Union Carbide and Warren Anderson have been declared absconders from justice by the Indian courts, and an extradition order has reportedly been issued by India for Warren Anderson. Appendix 7. Further, Union Carbide Corp. assets remain attached and in the control of the Chief Judicial Magistrate, Bhopal. The CJM's court has held that Union Carbide Corp.'s transfer of shares to the Bhopal hospital trust were not bona fide and were done to evade potential liabilities arising out of the ongoing criminal case in Bhopal.

To better address management's position, proponents would be willing to substitute language such as the following:

> The management has asserted that neither Union Carbide nor Warren Anderson are subject to the jurisdiction of the Indian courts. However, the Indian government has not agreed, and has reportedly filed a request for the extradition of Warren Anderson and attached Carbide Corp's assets in India.

The company further notes that other parties to the proceeding have had their charges reduced to a lesser charge of "causing death by negligence," and implies that if Union Carbide or Warren Anderson were to appear in Indian courts, they would be eligible for the same reduction in charges.

It should be noted that there is some basis for believing that the company Union Carbide, and its CEO Warren Anderson, would not be subject to the same reduced charges if they appeared before the Indian courts. In reaching its 1996 judgment, the Supreme Court had accepted the defense plea by the Indian accused that they "did not know that an ultra-hazardous poison like MIC could kill human beings and animals and harm the environment." By contrast, such an argument may not be persuasively argued by UCC or its officials – so this and other parts of the 1996 Supreme Court judgment would not necessarily be valid precedent to apply to the non-Indian parties. Appendix 8.

Therefore, we do not believe the current language would be misleading. <u>However proponents are willing to revise the language to note the lowering of charges against other defendants.</u>

The 4th paragraph of the shareholder proposal states that "Dow, through its wholly-owned subsidiary Union Carbide, has become implicated in the continuing controversy over the Bhopal criminal case, as well as remediation of the contamination at the site and redress of health and economic concerns of the community and survivors and their supporters have refocus their efforts upon Dow."

The company's letter asserts that this is misleading because it implies that Dow has been drawn into the criminal case and further that there is a connection between the criminal case and remediation and redress of environmental health claims.

Proponents did not intend the referenced paragraph to imply that the criminal case had actually added Dow Chemical as a defendant, but rather that there are continuing charges against Dow subsidiary Union Carbide. The proponents would gladly amend this statement to clarify this point. In addition, the proponents would be glad to amend the paragraph if needed to segregate the issues of criminal liability from the other issues stated in the paragraph.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff concludes that certain parts of the document may require revision, please be advised of the willingness of the proponent to make needed modifications.

Please call me at 781 894-0709 with respect to any questions, or needs for added documentation or further information.

Sincerely,

Sanford Lewis
Attorney at Law

Cc:
Ronald O. Mueller, Esq. Gibson, Dunn & Crutcher
Tina S. Van Dam, Corporate Secretary, The Dow Chemical Company

Church of the Brethren Benefit Trust
Sisters of the Holy Cross of Notre Dame
Sisters of Mercy of the Americas
Geeta Aiyer, Boston Common Asset Management

RESPONSE OF PROPONENTS REGARDING
NO ACTION REQUEST OF DOW CHEMICAL ON
2004 SHAREHOLDER PROPOSAL ON BHOPAL

APPENDICES

1. 2004 Shareholder resolution regarding Bhopal

2. Letter from US Congressmen to Dow Chemical

3. January 2004 Press release regarding International Dow Chemical campaign

4. March 11, 2002 Letter to Dow management from Bhopal survivor organizations

5. News Clip: MP Wants to Sue Dow

6. Examples of Union Carbide's Alleged Control of UCIL Facility
from the website Bhopal.net

7. Article: Request for Anderson's Extradition

8. Attachment of Assets of Union Carbide

APPENDIX 1
2004 Shareholder Resolution regarding Bhopal

DOW CHEMICAL RESOLUTION REGARDING BHOPAL

Whereas:

Dow Chemical has acquired Union Carbide, its assets and it liabilities.

Union Carbide has failed to appear in court to face continuing criminal charges in the Indian Courts for "culpable homicide, not amounting to murder" in the Bhopal disaster and has, therefore, been proclaimed an absconder from justice by the Bhopal Chief Judicial Magistrate.

By law in India the liability of Union Carbide for the offense of culpable homicide is wholly in the discretion of the courts and limited only by the company's total assets.

Dow, through its wholly owned subsidiary Union Carbide, has become implicated in the continued controversy over the Bhopal criminal case, as well as remediation of contamination at the site and redress of health and economic concerns of the community, and the survivors and their supporters have refocused their efforts upon Dow.

Dow's Chairman and CEO, William Stavropoulos, was quoted as saying "Companies that don't meet their responsibilities to all their constituencies will have a difficult time. Responsible customers won't want to buy their products…Enlightened communities won't want them as neighbors, and wise investors won't entrust them with their economic futures" (The Business of Business Managing Corporate Social Responsibility: What Business Leaders are Saying and Doing 2002-2007).

Dow's Chief Operating Officer Andrew Liveris was quoted as saying "We also are very committed to a concept termed sustainable development... Sustainable development is the new way to think about economic viability, environmental integrity and social equity as an integrated whole.... We want our critics to track our results and hold us accountable as we continuously improve our performance." (Improving What's Essential to Human Progress: An Inside Look at Engineers in the Chemical Industry).

Eighteen members of Congress have sent a letter to Dow management urging the company to provide medical rehabilitation and economic reparations for the victims of the tragedy, clean up contamination in and around the former factory site in Bhopal, provide alternative supplies of fresh water to the affected communities, and ensure that the Union Carbide Corporation appears before the Chief Judicial Magistrate's court in Bhopal where it faces criminal charges of culpable homicide.

Dow has noted in its Global Public Report that sales and operations in Asia account for $3.3 billion in revenues and that performance businesses comprise 60% of that.

The Bhopal disaster may continue to damage Dow's reputation which, in the opinion of the proponents, may reasonably be expected to affect growth prospects in Asia and beyond.

Resolved, that shareholders request the management of Dow Chemical to prepare a report to shareholders by October 2004, at reasonable cost and excluding confidential information, describing new initiatives instituted by the management to address the specific health, environmental and social concerns of the survivors.

Supporting Statement
The proponents believe that such report should also assess the impacts that the Bhopal matter may reasonably pose on the company, its reputation, its finances and its expansion in Asia and elsewhere.

APPENDIX 2

Letter from US Congressmen

July 18, 2003

Mr. William Stavropoulos
Chairman and CEO
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

Dear Mr. Stavropoulos:

In February 2001, the Dow Chemical Company acquired Union Carbide Corporation, the company responsible for the 1984 gas disaster in Bhopal, India, which killed thousands of people and injured several hundred thousand more.

Even at the time of acquisition, survivors of the Bhopal disaster and their supporters worldwide, including in the US, warned Dow against acquiring Union Carbide because of the liabilities pending against Union Carbide.

1. Union Carbide is an absconder from justice, having failed to face criminal charges against the company in the Chief Judicial Magistrate's court, when charges were pressed against it for manslaughter, among other crimes. To date, no representative of Union Carbide Corporation has appeared in court to face these charges.

2. The thousands of tons of toxic waste dumped by Union Carbide in and around its factory site from 1967 onwards remains abandoned to this day. Many of these toxins have migrated into the local groundwater and are showing up in the breast milk of mothers living around the factory. Union Carbide failed to restore the factory site to its original condition as required by its lease agreement with the local Madhya Pradesh State Government.

The disaster in Bhopal continues, and is likely to worsen if Dow Chemical does not step forward to fulfill its responsibilities. It is disheartening to note that a company such as Dow, who professes to lead the chemical industry towards "responsible care" shies away from its obligations when truly responsible care can be demonstrated. More disturbing is the manner in which Union Carbide and Dow Chemical have ignored the summons of the Bhopal court. This exposes a blatant disregard for the law.

By refusing to address the liabilities it inherited in Bhopal via its acquisition of Union Carbide, Dow Chemical is party to the ongoing human rights and environmental abuses in Bhopal. Dow Chemical should immediately take steps towards reparations in Bhopal by:

a) Ensuring the appearance of a Union Carbide representative at the ongoing criminal case in Bhopal, India.

b) Meeting the demands of the survivors for medical and economic rehabilitation.
c) Cleaning up the contamination in and around the factory site and the poisoned groundwater, and providing alternative supplies of freshwater to the affected communities in the interim.

We look forward to hearing from you regarding plans to meet those responsibilities.

Sincerely,

Dennis J. Kucinich
Member of Congress

Frank Pallone
Member of Congress

Raul Grijalva
Member of Congress

Sherrod Brown
Member of Congress

Sheila Jackson-Lee
Member of Congress

Tammy Baldwin
Member of Congress

Edolphus Towns
Member of Congress

Rush Holt
Member of Congress

Fortney Pete Stark
Member of Congress

Rosa DeLauro
Member of Congress

Joseph Crowley
Member of Congress

Eni Faleomavaega
Member of Congress

Hilda Solis
Member of Congress

Donald Payne
Member of Congress

Maurice Hinchey
Member of Congress

Jan Schakowsky
Member of Congress

Edward Markey
Member of Congress

Barbara Lee
Member of Congress

APPENDIX 3

Press release regarding International Dow Chemical campaign

International Campaign for Justice in Bhopal
16 January, 2004

Activists mount global challenge to Dow

16 January, 2004, Bhopal
More than 25 representatives from various organisations, including 11 international delegates from USA and South Africa, met in Bhopal from January 14-16, 2004 to devise collective strategies to fight for justice in Bhopal and hold Dow Chemical accountable for its toxic legacies around the world. Corporate accountability activists and global supporters of the International Campaign for Justice in Bhopal announced plans to mobilize public pressure against Dow Chemical in the lead-up to and following the 20th anniversary of the Bhopal disaster. The organisations resolved to support the demands of Bhopal survivors for disbursement of compensation funds to survivors, provision of drinking water to the *bastis* affected by contaminated water, setting up of livelihood generation schemes and pinning legal liability on Dow Chemical for Bhopal.

"This is just the beginning of a globally coordinated fight to expose the toxic skeletons in Dow Chemical's closet and make the company address its pending liabilities among the millions of people poisoned by Dow's factories, products or its subsidiaries like Union Carbide," said Satinath Sarangi of the International Campaign for Justice in Bhopal.

Dow Chemical has alienated communities worldwide, including in the neighborhood of its headquarters in Midland, Michigan. Residents of Saginaw County, Michigan, who live in the dioxin-contaminated floodplains downriver of Dow's headquarters in Midland have filed suit against Dow demanding compensation for devaluation in land value because of pollution. Dow's neighboring communities are demanding that Dow should clean up the 55-mile stretch of polluted river, and initiate comprehensive environmental and health monitoring and rehabilitation.

"Dow has poisoned its own nest. As in Bhopal, where the company denies its liabilities and even the existence of a criminal case against Union Carbide, Dow has the dubious distinction of being a consistent liar even here in Michigan," said Michelle Hurd-Riddick of the Lone Tree Council, a community environmental group from Saginaw City, Michigan. Dow has mounted a massive PR effort in Michigan to understate the dangers of dioxins and evade liabilities for clean-up and compensation for threatening the health of communities living in the contaminated area. "Grassroots globalisation is the appropriate challenge to the global reach of Dow Chemical's poisons, and we're here to lend and take solidarity from the struggles of the people in Bhopal, Vietnam and other Dow-affected communities."

On January 10, 2004, Vietnamese people affected by Agent Orange, a dioxin-contaminated herbicide used in the chemical warfare waged by the US in Vietnam in 1965-73, came together as Agent Orange Victims Association. Like in Bhopal, a wide range of disabilities and ailments are being found in children born to Agent Orange-exposed people. Hundreds of thousands of children born to exposed parents are also reportedly affected. The Agent Orange Victims Association has expressed interest in joining forces with the global struggle to hold corporations accountable.

In a 2003 study titled "Second National Report on Human Exposure to Environmental Chemicals," the US Center for Disease Control confirmed the presence of toxic chemicals manufactured by Dow in the blood and urine of all the American individuals that were tested as part of the study. "In a sense, people around the world are all united in Dow Chemical's web of poisons. This is a form of trespass, a chemical trespass into our bodies, and numerous NGOs in the US and Europe are fighting for laws to prevent the manufacture of such deadly chemicals and to hold manufacturers like Dow liable for contamination and injury caused by their products," said Skip Spitzer of Pesticide Action Network North America.

The global solidarity group and 170 Bhopal survivors, including a cultural troupe, will attend the World Social Forum, Mumbai Resistance and other gatherings in Mumbai from 17-21 January, 2004.

Besides representatives of the Bhopal Gas Peedit Mahila Stationery Karmachari Sangh, the Bhopal Gas Peedit Mahila Purush Sanghatan, and the Bhopal Group for Information and Action, the meeting was attended by the following:

Tracey Easthope, Ecology Center, Ann Arbor, Michigan

Jay Feldman, Beyond Pesticides, Washington, D.C.

Gary Cohen, Environmental Health Fund, Boston, USA

Skip Spitzer, Pesticide Action Network North America, California, USA

Michelle Hurd-Riddick, Lone Tree Council, Saginaw, Michigan

Bobby Peek, groundWork, Durban, South Africa

Ryan Bodanyi, International Campaign for Justice in Bhopal, USA

Maude Dorr, photographer, USA

Zeina el-Haj, Greenpeace International, Amsterdam, the Netherlands

Ward Morehouse, Council for International and Public Affairs, New York, USA

Vinuta Gopal, Greenpeace India, Bangalore, India

Shailendra Yashwant, Greenpeace India, Bangalore, India

Nityanand Jayaraman, Dow Accountability Campaign, Chennai

Anuradha Saibaba, The Other Media, New Delhi

Rachna Dhingra, International Campaign for Justice in Bhopal, Bhopal

Rasheeda Bi, Bhopal Gas Peedit Mahila Stationery Karmachari Sangh

Champa Devi Shukla, Bhopal Gas Peedit Mahila Stationery Karmachari Sangh

Satinath Sarangi, Bhopal Group for Information and Action

Shahid Noor, Bhopal survivor

For more information, contact:
Rasheeda Bi (cell) +91 755 3132298 or +91 755 2743157
Or visit **www.bhopal.net**

APPENDIX 4

March 11, 2002 letter to Dow management from Bhopal survivor organizations

National Campaign for Justice in Bhopal

Mr. Ravi Muthukrishnan
Dow Chemical International Ltd.
Corporate Park, Unit 1,
V.N. Purav Marg
Mumbai 400 071
Date: March 11, 2002

Sub: Details of areas where humanitarian assistance of Dow is sought

Dear Mr. Muthukrishnan,

Thank you for your letter of February 14, 2002. We understand your concerns regarding communication of the content of our meetings to the media but we hope you understand our discomfort with your insistence on a media gag. Recently we have come to know from our supporters in Midland, Michigan that when talking to groups representing victims or potential victims of Dow, your company does not stop them from communicating the content of discussions to the media. In the light of this new information, we think, the issue of communicating to the media needs to be reviewed. At our next meeting we would much like to discuss this matter in greater detail. We would be happy to discuss your recent concerns and ours regarding double standards in Dow's policies relating to communication in USA and India. We would also like to underline principles of democracy and our moral responsibilities towards representing the interests of the largest group of industrial victims in the world.

Your minutes do not mention it but you may recall that in the meeting on January 29th it was decided that Dow would identify, from the areas suggested by NCJB, the specific activity / activities that it would like to carry out in Bhopal. We were then to provide details in the area/areas identified by you. As per your requests [your letters of February 14, 2002 and March 4, 2002] it appears that Dow is interested in helping in all the areas suggested by NCJB. This indeed is good news for the victims. Below we provide more information in the areas outlined by us.

1. Ensuring that people in the communities next to the Union Carbide factory are not exposed to toxic chemicals.

Subsequent to our meeting on 29th January, 2002 we have verified that the Madhya Pradesh government has made substantial progress towards providing safe drinking water to the communities in the neighbourhood of the abandoned Union Carbide factory. Over 5000 families from over 12 communities are known to be routinely exposed to toxic chemicals in their drinking water as a result of reckless disposal of chemical wastes by the Union Carbide management [please see Annexure for details]. While provision of safe water by the government will go a long way to stop their routine poisoning the danger from the toxins will persist. It is also very likely that the toxic plume under the ground is travelling at a rate of several hundred meters in a year causing greater damage. Given such a situation and knowing that the government is not likely to take steps to rehabilitate the degraded soil and ground water around the factory we request The Dow Chemical Company to take urgent action to decontaminate the soil and ground water in and around the abandoned Union Carbide factory.

2. Medical research on present health status of survivors of the disaster

It is estimated that of the over half a million people exposed to Union Carbide's toxic gases currently close to 150,000 people continue to suffer from exposure induced chronic illnesses. Breathlessness, persistent cough, diminished vision, early age cataracts, loss of appetite, menstrual irregularities, recurrent fever, back and body aches, loss of sensation in limbs, fatigue, weakness, anxiety and depression are the most common symptoms among survivors today. In addition to this we find that there is an alarming rise in cancers, tuberculosis, reproductive system problems and other problems such as growth retardation among children born after the disaster. According to a recent publication of the government of Madhya Pradesh, in the year 2001, 380 persons died due to causes attributable to their exposure to Union Carbide's gases in December 1984.

Since 1994 when the International Medical Commission on Bhopal published its report on the health status of the exposed people there has been no full scale study to document the long term health impact of exposure to Carbide's chemicals. There is a great need for a large scale epidemiological study to make an assessment of the current health status of the survivors and their children so that helpful directions for health care providers can emerge.

3. Economic rehabilitation to those unable to do their usual work

Close to 80% of the exposed people are toiling people, or used to. Involved in carrying loads, pushing hand carts, vending vegetables, construction, and such physically demanding work. The International Medical Commission on Bhopal [an independent group of 15 doctors from 11 countries estimated in 1994 that among adults, between age 18 and 60, there were about 50,000 who were permanently damaged. The compensation money they have received has been too meagre and most if not all of it spent in repaying debts and paying for medical treatment. Thousands of families are on the brink of starvation.

Without doubt the economic condition of the family has a major role to play in the availability of food and other basic necessities of life and the health and sickness of its members. Many survivors are driven by the pressures to keep the home fires burning. They force themselves to work despite deteriorating health condition thus further weakening their possibility of finding sustained relief. On humanitarian grounds we request Dow to provide gainful employment to the persons who have lost the capacity to do their usual work.

4. Social support to widows, orphans and disabled people

Close to 10, 000 persons widowed or orphaned due to the Union Carbide disaster and about 40,000 severely disabled survivors are in need of social security in the form of monthly pension or as free and regular supply of basic needs. Given the governments abandoning this vital and life saving task we request Dow to provide the means for such support.

Please do not hesitate to ask for more information or clarifications.

There are a few corrections we would like to suggest in the minutes you have prepared. Possibly it can be done during our next meeting.

Sincerely,

Rashida Bi, President, *Bhopal Gas Peedit Mahila Stationery Karmachari Sangh*
Balkrishna Namdeo, *President, Bhopal Gas Peedit Nirashrit Morcha*
Abdul Jabbar, Convenor, *Bhopal Gas Peedit Mahila Udyog Sangathan*
Satinath Sarangi, Member, *Bhopal Group for Information and Action*

National Campaign for Justice in Bhopal provides the above information and views as a body representing the survivors of the Union Carbide disaster committed to issues of justice and a better deal to the victims. This and other communication by NCJB is with the understanding that no expenses or efforts by Dow with regard to humanitarian assistance in Bhopal will constitute any kind of off-set, collateral source or other credit in terms of Dow's pending legal liabilities with respect to the Union Carbide disaster or with regard to Union Carbide's criminal liability as per the Indian Criminal Procedure Code.

A 542, Housing Board Colony, Aishbag, Bhopal Tel : 0755 - 757619

APPENDIX 5

News Clip: MP Wants to Sue Dow

The Sunday EXPRESS

Sunday, October 20, 2002

Front Page

MP wants DOW to clean up Carbide mess

State to approach Centre for Supreme Court intervention

HARTOSH SINGH BAL

BHOPAL, OCTOBER 19: The Madhya Pradesh government has decided to approach the Supreme Court in a bid to hold Dow Chemicals responsible for cleaning up contamination in and around the Union Carbide factory site here.

Confirming this, Minister for Gas Relief Arif Akeel said that the state would shortly write to the Centre asking to move court regarding this.

"We will ask that Dow be held accountable for whatever environmental damages have occurred because while inheriting the assets they also become responsible for liabilities," he said.

This will be the first move to hold Dow accountable since Carbide's merger with Dow Chemicals in Feb 2001. Dow had disclaimed any responsibility at the time of the merger. A similar case is also pending in the US.

The decision came after several NGOs challenged the state's move to hire Canadian firm R.J. Burnside International Ltd to clean up contamination at the cost of Rs 100 crore, to be raised from the Canadian International Development Agency.

"The government was attempting to use pubiic money to fund this company. We argued against this and said the state should make every effort to collect the money for this purpose from those liable to pay," Abdul Jabbar of the Bhopal Gas Peedit Mahila Udyog Sangathan (BGPMUS), a member of the State-Level Advisory Committee for Gas Relief which suggested this step at a meeting chaired by Chief Minister Digvijay Singh, said.

The state government is already under attack for inordinately delaying any action on this score. The complex was first taken over by the state Commerce and Industries Department in 1998 and then by the local administration.

It then contained semi-processed chemicals and finished pesticides, waste materials, machinery for manufacture of MIC and other chemicals, an unprotected landfill and a solar evaporation pond.

After a series of meetings it was finally decided in July 2002 to take steps to check water pollution from waste materials and cover up the exposed landfill and solar evaporation pond.

The despite several reminders from Greenpeace and the Dehra Dun-based People's Science Institute on behalf of BGPMUS pointing to rising levels of water contamination by metals such as mercury and various organic compounds.

Severe health affects have also been reported in surrounding colonies. But a senior official in the Gas Relief Department claimed, "There are no studies available to document health effects. The work done by NGOs is hardly serious scientific study and no such patients have come forward."

Similar studies by the Nagpur-based NEERI and the Hyderabad-based IICT and the State Pollution Department so established the presence of contaminants.

URL: http://www.indianexpress.com/full_story.php?content_id=11645

APPENDIX 6
Examples of Union Carbide's Alleged Control of UCIL Facility
from the website Bhopal.net

Examples of Union Carbide's Alleged Control of UCIL Facility

From the website Bhopal.net

1. Technical manuals being used at the Bhopal plant were all based on original UCC documents.

2. The works manager in charge of the Bhopal factory on December 3rd 1984, Mr J Mukund, was trained in the US by UCC.

3. All designs for the Sevin, Temik, Phosgene and MIC units came directly from UCC under the terms of the 'design transfer agreement' set out in the 1973 UCC Capital Budget Plan released by plaintiffs in the New York Class action in November 2002. Warren J. Woomer, a Carbide engineer who spent time in Bhopal, said in an affidavit submitted to the Southern District Court of New York that he had approved the designs by tracing *"every line, every valve, every instrument"* when the factory started up. A Carbide memo released under discovery in 1986 said, *"No design changes have been made without the concurrence of general engineering or Institute plant engineering"*, referring to Carbide's corporate engineers in Institute, West Virginia.

4. The design plans for the three critical safety systems that failed during the Bhopal disaster - the vent gas scrubber, the flare tower and the water spray system - all came from UCC.

5. Even the connecting pipe in the MIC unit between the Relief Valve Vent Header and the Pressure Valve Header - which may have played a critical role in the disaster - was authorised by UCC engineers in 1983 in accordance with the design review process detailed in the 1973 documents.

6. Safety audits at the Bhopal plant were performed by UCC engineers. After the 1981 incident that killed the UCIL worker Ashraf Khan, a Carbide telex said that improvements *"will receive close attention by the management committee in New York"*, and that it was *"very essential"* the committee know the *"specific actions"* to prevent recurrence. A Danbury spokesman said, in December 1984, *"Union Carbide regards safety as a top priority. We take great steps to insure that the plants of our affiliates, as well as our own plants, are properly equipped with safeguards and that employees are properly trained."* Carbide's corporate policy manual set out that all safety incidents involving fatalities or near misses, of which there were a number in Bhopal, *"will be reviewed by the UCC chief executive officer"*, namely Warren Anderson.

7. In an affidavit filed before the New York court of Justice Keenan, the Argentinian Edward Munoz, at one time the Union Carbide-appointed managing director of the Indian subsidiary, stated that a Union Carbide engineering group responsible for designing the Bhopal plant had recommended the installation of three large tanks for storing methyl isocyanate. Munoz opposed the design because *"only token storage was necessary, preferably in small containers, based on both economic and safety considerations."* He said he was overruled. According to independent studies, such as the Centre for Scientific and Industrial Research, the volume of MIC stored in Bhopal was the most critical factor in the disaster.

8. A corporate spokesman in Danbury (speaking to the New York Times, Jan. 27 1985) said Union Carbide has *"an ongoing operations improvement program which involves, among other things, a regular review of ways to reduce costs."* He said Union Carbide India was involved in such programs, *"but the details of those programs at the Bhopal plant are not known to us."* The MIC refrigeration unit, designed to keep MIC at 0 Degrees C as per the Carbide safety manual, which had it been working could have slowed down a runaway reaction sufficiently to allow for an intervention, was put out of use to save $40 a day in Freon gas *"because the (UCIL) managers had concluded after discussions with American headquarters that the device was not necessary."* (ibid)

9. The Bhopal plant was an integral part of Carbide's global agricultural-products division, based at corporate headquarters in Danbury, Connecticut. Union Carbide India operated under the company's regional division, Union Carbide Eastern, based in Hong Kong, with four of the latter's top executives on the Indian subsidiary's board. UCC itself had direct representation on UCIL's board, in the shape of J. M. Rehfield, executive vice president in Danbury. V.P. Gokhale told the New York Times in 1985 that *"the board of directors reviews reports on the Indian affiliate's operations."*

Thus, besides designing the Bhopal plant, defining operating systems and procedures, setting standards and training personnel, Carbide closely monitored the plant's operation. Consideration of all of the above suggests any attempt to portray the relationship between UCC and UCIL as 'hands-off' to be a shameless misrepresentation of the facts.

APPENDIX 7

Article: Request for Anderson's Extradition

Volume 20 - Issue 16,
August 02 - 15, 2003
India's National Magazine
from the publishers of THE
HINDU

Frontline


Frontline

UPDATE

Request for Anderson's extradition

RON FREHM/AP



Warren M. Anderson.

IT took 11 years for the Government of India to take the first step to request the Government of the United States to extradite former chairman of the Union Carbide Corporation Warren Anderson to India in connection with the Bhopal gas disaster case. On May 5, the Ministry of External Affairs (MEA) sent the request along with the three volumes of the original documents, after getting them authenticated by the U.S. Embassy in New Delhi, to Alok Prasad, the Deputy Chief of Mission in the Embassy of India in Washington. As per the MEA's instructions, the Indian Embassy forwarded the request to the U.S. State and Justice Department on May 20.

This was confirmed by Special Public Prosecutor and counsel for the Central Bureau of Investigation (CBI) C. Sahay, before N.S. Dixit, Chief Judicial Magistrate (CJM), Bhopal, when the criminal case came up for hearing on July 16. According to the copies of the documents submitted by Sahay to the court, the MEA has asked Prasad to forward the extradition request to the authorities concerned in the U.S., to be forwarded to the appropriate judicial authorities. The CBI, it appears, sent the extradition request afresh to the MEA only on April 21, after the rejection on August 28, 2002, of its application by the Bhopal court to substitute the charge of culpable homicide against Anderson with that of rash and negligent act.

On February 27, a 16-member Lok Sabha committee on Government Assurances, chaired by Telugu Desam Party MP S. Venugopal, in its report presented in the Lok Sabha, indicted the government for its lack of seriousness in pursuing the case (*Frontline*, April 11). It was on April 10, 1992 that the Chief Judicial Magistrate, Bhopal, issued a non-bailable warrant of arrest in order to initiate proceedings for the extradition of Anderson, whom the court had declared a proclaimed absconder.

On July 16, the CJM emphasised the need to increase the pace at which the case proceeded, and offered to pay full attention to the case. The U.S. government's response to the extradition request is keenly awaited.

V. Venkatesan

Printer friendly page
Send this article to Friends by E-Mail

Bhopal charges stay, Indian court rules

Judge orders extradition proceedings

August 28, 2002 Posted: 6:32 AM EDT (1032 GMT)

Staff and wire reports

BHOPAL, India -- Nearly two decades after the Bhopal poison gas disaster, an Indian magistrate has ruled that charges against the former chairman of Union Carbide chemicals will not be reduced.

Survivors' groups have been demanding justice for almost two decades

SAVE THIS | EMAIL THIS | PRINT THIS | MOST POPULAR

Despite protests from survivors of the 1984 disaster Indian federal police had sought to dilute the charges against American Warren Anderson, the main accused in the case, from culpable homicide -- which carries a maximum sentence of 20 years -- to negligence.

However, the magistrate in Bhopal rejected the plea and called on the Central Bureau of Investigation to immediately start extradition proceedings with the State Department in Washington.

More than 3,000 people died immediately and countless more suffered permanent injury following a leak of poisonous methyl isocyanate gas from the Union Carbide pesticide plant on the outskirts of the city on December 3, 1984.

Most of those killed were poor slum dwellers living in makeshift shacks beside the plant.

The leak occurred early in the morning, killing thousands as they slept -- it was one of the world's worst-ever industrial disasters.

AUDIO
CNN New Delhi Bureau Chief Satinder Bindra reports on the court verdict
7.12MB / 2 min 49 secs
WAV sound

In the subsequent years it is thought that as many as 10,000 people died as a result of illnesses brought on by the gas.

Settlement

In 1989, Union Carbide agreed to an out of court settlement with the Indian government, paying some $470 million in damages.

However, survivors' rights groups say that figure came nowhere near to compensating for the full impact of the disaster.

Lawyers representing the survivors have expressed satisfaction at Wednesday's decision after many years of frustration.

A leak of deadly methyl isocynate gas from the Bhopal plant killed thousands

Delivering the court's ruling, the magistrate said charges against Anderson could not be reduced because he had failed to appear in court to answer criminal charges against him, originally brought in 1992.

"There is no sense in reducing the charges since Warren Anderson, who has been declared an absconder and against whom a permanent arrest warrant has been issued, has not appeared in any court," Chief Judicial Magistrate

Rameshwar Kotha said.

Lawyers had sought to argue for a reduction in charges to match those brought against nine Indian employees of Union Carbide.

Although India and the U.S. do have an extradition treaty, observers say the extradition process -- if it goes ahead -- is likely to be a lengthy one and will rely on an American judge ruling that Anderson has a case to answer.

The Associated Press & Reuters contributed to this report.

SAVE THIS PRINT THIS EMAIL THIS MOST POPULAR

For more World articles, search the TIME Magazine Archive.

E-MAIL NEWSLETTERS
Don't miss out! Find out what's on CNN. Sign up for your Tonight on CNN e-mail.

RELATED SITES:
See related sites about World

WORLD TOP STORIES:
[an error occurred while processing this directive]

(More)

Search CNN.com Find

Back to the top

APPENDIX 8
Attachment of Assets of Union Carbide

Court of the Chief Judicial Magistrate, Bhopal (MP)
Before – Sri Gulab Sharma

State --- Plaintiff

Vs

Warren Anderson
And others --- Accused

ORDER
(Passed today on 30.4.92)

1. Through this order, the applications, regarding attachment of the properties of Union Carbide, USA, submitted by the State on 23.4.92 and 27.3.92 are being resolved.

2. In the applications by the State it has been submitted that Union Carbide, USA, is an accused in this case and summons have been issued by this Court earlier but no one was present in the Court despite the delivery of summons. Later bailable warrant was issued but this could not be executed upon which on 1.2.92 as per section 82 of Cr. P.C. this court issued a proclamation and directed the accused to be present in this Court on 27.3.92 and the State applied for attachment of the properties of the accused but on the application of Shri Rajendra Singh, advocate for the co-accused, the Court allowed time for submission of reply on the matter of attachment of property. Union Carbide Corporation, USA, holds 50.9% of shares of Union Carbide India Ltd and this property lies in Bhopal and other places in India. It has come to our notice that Union Carbide Corporation, USA, wants to transfer its properties in India. Reports regarding this matter were published in the Times of India, Hindustan Times and other newspapers on 16.4.92 and these were attached with this application. Since the date of hearing in the case was scheduled for 22.5.92 and since it is clear from the news reports published on 16.4.92 that Union Carbide Corporation, USA, wants to transfer its properties in India so that it cannot be compelled to present itself in Court, it was submitted that the properties of Union Carbide Corporation, USA, which are with the Union Carbide India Ltd. Should be immediately attached and Union Carbide Corporation, USA, should not be allowed to sell these properties without the permission of this Court and a three page note was attached with it.

3. In the course of the hearing an application for attachment of the properties of Union Carbide Corporation, USA, on the same basis was submitted by Bhopal Gas Peedith Mahila Udyog Sanghatan, Bhopal; Bhopal Gas Peedith Sangharsh Sahayog Samiti, New Delhi; and Bhopal Group for Information and Action.

4. A reply to this application was submitted on behalf of the co-accused on 24.4.92 in which it has been stated that according to Sections 82 and 83 of Cr. P.C. only properties situated in India can be attached and UCC and UCIL have transferred the shares,

according to rules, from India to USA and a copy of the relevant license has been attached as annexure A. It has also been stated that the shares have been sent outside India and hence these properties cannot be attached and further Union Carbide Corporation has pledged its shares to the Bhopal Hospital Trust which was formed on 20.3.92 and whose sole trustee is Sir Ian Percival former solicitor general who has informed that all interests of UCC have been pledged to this Trust and he has issued a declaration in this regard. The Reserve Bank of India had on [9.4.92] given permission for these shares to be pledged on the condition that if the Trust wants to sell these shares the required permission has to be taken. Along with this interim reply, another reply has been presented in which it has been stated that in accordance with the directions issued by the Supreme Court regarding setting up of a hospital, the shares of UCC (USA) have been pledged and these shares are outside India and property outside India cannot be attached and the shares of a company based in India which have been kept outside India cannot be transferred without the permission of the Reserve Bank of India and given the above circumstances the application by the State is not fit to be accepted and should be dismissed.

5. The primary objection of the State as setforth in its application is that since rest of the accused are not representing Union Carbide Corporation, USA, they have no right to object to matters related to properties of Union Carbide Corporation, USA, hence they should not be heard on this matter. So far as this objection is concerned, because the properties or shares of Union Carbide Corporation, USA, are with Union Carbide India Ltd and the issue concerns the attachment of these properties, then definitely the rest of the accused who represent Union Carbide India Limited have their interest in this matter and they cannot be prevented from presenting their view. It is true that the co-accused cannot put up objections with regard to matters relating to the properties of Union Carbide Corporation, USA, but they cannot be prevented from presenting their opinion and hence the matter is resolved accordingly

6. So far as the matter of attachment of property is concerned the basic argument of the counsel representing the accused is that among the directions given in the order of the Hon'ble Supreme Court one of the directions is that UCC (USA) and UCIL shall construct a hospital for the Bhopal gas victims and run it at least for eight years and its is for this hospital that UCC (USA) wants to utilise its properties. For this reason alone it set up a Trust on 20.3.92 and pledged this property to this Trust after obtaining permission from the Reserve Bank through letter dated 9.4.92. In this letter, it is mentioned that if the Trust wants to sell the shares, then they have to seek permission under Section 19(5) of the Foreign Exchange Regulation Act before doing so. After presenting copies of license for export of securities, the counsel for the accused argued that under such circumstances if Union Carbide Corporation wants to use its properties in India in the interest of the Bhopal gas victims, it will not be just to attach its property. The counsel representing the State, Shri U.S. Prasad, stated that this Court had to issue a non-bailable warrant of arrest to seek extradition of accused Warren Anderson because he did not have any property in India and his property abroad could not be attached. In the light of the above, if accused UCC (USA) is allowed to sell, pledge or transfer its properties situated in India, it will not be possible to compel UCC(USA) to present itself

before this court. Further, the primary objective of Union Carbide, USA, in selling its properties is not for the setting up of a hospital in Bhopal but actually to transfer its properties situated in India so that criminal proceedings against it, as directed by the Hon'ble Supreme Court, cannot be executed by this Court.

7. After listening to the arguments of both sides and on the basis of documents presented there is no doubt that accused UCC (USA) wants to transfer its properties situated in India. In this regard, it is worth mentioning that on 1.2.92 an order had been issued ordered that a proclamation be made against the accused and thereafter to ensure presence a proclamation was issued under Section 82 of the Cr. PC but even after this no one was present on behalf of the accused on 27.3.92 in this Court. In the Order of 1.2.92, it was directed that a proclamation be issued. It was also ordered that if no one is present on behalf of UCC (USA) subsequent to the proclamation then in those circumstance, action will be taken to attach its properties situated in India. From this it is clear that it was mentioned in the Order of 1.2.92 that in the event of its absence, its property situated in India will be attached and surely it cannot be denied that it did not know about this. Subsequently, between 1.2.92 and 27.3.92, it has taken action to pledge its properties to the Trust after seeking permission from the Reserve Bank of India. From this it is clear that when the accused came to know that due to its continued absence from the Court, its properties situated in India are liable to be attached, action was taken to evade this. The Honourable Supreme Court had announced its decision on October 3, 1991 and if the accused really wanted to sell its properties to set up the hospital then they could have made it known at that time. But this action was taken after an order was passed that its properties situated in India will be attached if the accused did not present itself before this Court. The inference that can be drawn from this action is that accused Union Carbide Corporation, USA, wants to evade the criminal proceedings going on in this Court by seeking to transfer its properties situated in India by any means. The Reserve Bank of India's letter dated 9.4.92 states that if the Bhopal Hospital Trust wants to sell properties of Union Carbide, USA, that are situated in India, it can do so after obtaining permission under Section 19(5) of the Foreign Exchange Regulation Act. It is clear from this that it has authorised Bhopal Hospital Trust to sell its properties situated in India, that is 50.9% shares of UCIL.

8. Apart from this it is also worth mentioning that, according to advocate Rajendra Singh, Union Carbide Corporation, USA, has expressed its desire to donate Rs. 50 crores for the hospital in Bhopal and it have pledged its properties situated in India to the Trust to raise this amount. Shri Singh's argument is in no way fit to be accepted. It is beyond comprehension why a company such as Union Carbide Corporation, which has given 470 million dollars as compensation to the Bhopal gas victims cannot give Rs. 50 crores for building a hospital from its own coffers. It is not as if Union Carbide Corporation does not have any other property but this which they can use for construction of the hospital. Hence it is clear that accused Union Carbide Coropration, USA, wants to sell its 50.9% shares in Union Carbide India Ltd so that it cannot be forced to be present in this Court and, thereby, to evade the criminal case.

9. So far as the objection regarding 50.9% shares of Union Carbide being outside India and hence unattachable is concerned, the objection has no basis because the properties relating to 50.9% shares of Union Carbide India Limited that belong to UCC (USA) are situated in India are sent abroad according to their 50.9% share. It is also worth mentioning that the shares held abroad cannot be transferred or sold without the permission of the Reserve Bank of India under Section 19(5) of the Foreign Exchange Regulation Act. In these circumstances, it is clear that these properties are situated in India and only certificates of ownership of this property are with concerned individuals abroad. While its properties are situated in India, then objection to attachment of its properties relating to 50.9% shares in Union Carbide India Limited and any other properties of UCC (USA) that are situated in Bhopal and India cannot be acceptable.

10. Shri Rajendra Singh, advocate, has also submitted that, while the property will be attached under Section 83 Cr. PC, objections relating to such attachment would be resolved under Section 84 Cr. PC and thereafter, under Section 85 of Cr. PC no use can be made of the property because Union Carbide Corporation wants to build the hospital with this property and it is upto the conscience of the Court whether it attaches this property or not. In response to this Shri U.S. Prasad raised objections that if Union Carbide Corporation really wants to build the hospital it is capable of providing the required funds and hence it is necessary to attach its properties situated in India or else it cannot be compelled to be present in this Court. So far these arguments are concerned, as has been concluded earlier, it is clear that accused UCC (USA) wants to transfer its properties situated in India so that it cannot be compelled to be present in Court to face the criminal case that is going on in India. The sole objective of attaching the properties of the proclaimed offender is to ensure the presence of the accused before the Court to face the criminal charges when it is clearly evident that the accused wants to evade prosecution by any means. Then there is no other option but to attach its properties situated in India. So far as the attached property is concerned, the matter can be resolved according to the procedure laid down in this regard. Subsequent to attachment, the property will belong to the State and even after this if the accused intends to present itself before the Court to face the charges against it, and if such presence is within the time limit then the attached property can be freed from attachment.

11. In the application submitted by Shri. U.S. Prasad it has been stated that accused UCC (USA) has knowingly and with dishonest intentions sought to transfer its properties and this action is punishable under Section 424 of the IPC hence the Bhopal police should be directed to initiate proceedings against it for having committed such a crime. Regarding this advocate Shri Rajendra Singh has stated that this action is being carried out in accordance with the directions of the Hon'ble Supreme Court hence it cannot be called a dishonest act and if the State Government thinks otherwise, it is fully capable of taking all necessary action in this regard. I am in agreement with Shri Rajendra Singh's argument that if the State Government thinks that accused Union Carbide Corporation has committed some other offence under IPC then the Government is certainly capable of taking action on its own and it will not be proper for the Court to issue any directions. Hence his application is not fit to be accepted.

12. After full consideration of the above the conclusion that emerges is that accused No. 10 Union Carbide Corporation, USA, wants to transfer its 50.9% properties by any means to evade criminal action against it in this case in India and in these circumstances there is no other option but to attach its properties situated in India so that it can be compelled to be present in Court. In such a situation, the application of the State regarding attachment of properties situated in India of accused No. 10, Union Carbide Corporation, USA, is accepted. Shri Prasad has also stated that shares in UCIL have been pledged to the Hospital Trust but no actual transfer has taken place hence properties should immediately be attached and Union Carbide India Limited be directed not to register any charges regarding pledged shares. Accordingly movable and immovable properties of accused No. 10, Union Carbide Corporation, USA, situated in India is being attached under Section 83 of Cr. PC.

13. The application by the State is thus accepted and it is ordered that:

(i) Movable and immovable properties of accused No. 10, UCC (USA) situated in India shall be attached and 50.9 per cent shares in Union Carbide India Limted situated in India is being attached.

(ii) Apart from this any other movable and immovable properties of Union Carbide Corporation situated in Bhopal or any other city in India shall also be attached.

(iii) The State should present a clear description of movable and immovable properties in India that can be attached in addition to 50.9 per cent of the shares in Union Carbide India Limited.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated December 30, 2003

The proposal seeks a report describing new initiatives instituted by management to address the specific health, environmental and social concerns of the Bhopal survivors.

We are unable to concur in your view that Dow may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must revise the caption to clarify that it is a stockholder proposal. Accordingly, unless the proponents provides Dow with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Dow omits only this portion of the supporting statement from its proxy statement in reliance on
rule 14a-8(i)(3).

We are unable to concur in your view that Dow may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dow may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Dow may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Dow may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael R. McCoy
Attorney Adviser